As confidentially submitted to the Securities and Exchange Commission on April 11, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEXTTRIP, INC.

(Exact name of registrant as specified in its charter)

Nevada	4724	27-1865814
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3900 Paseo del Sol

Santa Fe, New Mexico 87507

(954) 526-9688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William Kerby

Chief Executive Officer

NextTrip, Inc.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

(954) 526-9688

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Tinen, Esq.

Caitlin M. Murphey, Esq.

Snell & Wilmer L.L.P.

3611 Valley Centre Drive

Suite 500

San Diego, CA 92130

(858) 910-4809

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the

Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders listed herein may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where offers or sales are not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL 11, 2025

2,067,212 Shares of Common Stock

This prospectus relates to the resale or other disposition from time to time, in one or more offerings, by the selling stockholders named in this prospectus of up to 2,067,212 shares of our common stock, which is comprised of: (i) 33,000 shares of common stock issuable upon conversion of outstanding shares of our Series K Nonvoting Convertible Preferred Stock (“Series K Preferred”) issued to SIS II (the “SIS Preferred Shares”) in a private placement on December 31, 2024 (the “Series K Offering”); (ii) 220,000 shares of common stock issuable upon exercise of warrants (the “December 2024 Warrants”) issued to SIS II in connection with the Series K Offering; (iii) 1,370,497 shares of common stock that we may sell and issue to Alumni Capital LP (“Alumni”) from time to time pursuant to a Securities Purchase Agreement we entered into with Alumni on September 19, 2024 (the “Alumni Purchase Agreement”); (iv) 32,786 shares of common stock issued to Alumni as commitment shares in connection with the execution of the Alumni Purchase Agreement (the “Initial Commitment Shares”); (v) 176,774 shares of common stock issuable upon exercise of warrants (the “Alumni Warrants”) issued to Alumni, together with non-convertible promissory notes, pursuant to Securities Purchase Agreements we entered into with Alumni on September 19, 2024 and April 1, 2025, respectively (the “Note & Warrant SPAs”); and (vi) 234,155 shares issuable upon exercise of Series A Warrants issued to Iroquois Master Fund Ltd. (“Iroquois MF”) and Iroquois Capital Investment Group LLC (“Iroquois CIG”) in a private placement on April 2, 2020 (the “April 2020 Warrants,” and together with the December 2024 Warrants and the Alumni Warrants, the “Warrants”). See the section of this prospectus entitled “The Selling Stockholder Transactions” for additional information regarding the transactions that we entered into with the respective selling stockholders, including a summary of the terms and conditions of the agreements we entered into with the selling stockholders.

The prices at which the selling stockholders may resell the shares offered hereby will be determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. However, we will receive proceeds from the sales, if any, of shares of our common stock to Alumni under the Alumni Purchase Agreement and, upon any selling stockholder’s exercise of the Warrants by payment of cash, we will receive the exercise price of the Warrants.

The selling stockholders may sell or otherwise dispose of the shares of our common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section titled “Plan of Distribution” on page 27 of this prospectus. The selling stockholders may be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Our common stock is traded on The Nasdaq Capital Market tier of The Nasdaq Stock Market, LLC under the symbol “NTRP.” The last reported sale price of our common stock on the Nasdaq Capital Market on April 9, 2025 was $5.03 per share.

You should read this prospectus, together with additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” carefully before you invest in any of our securities.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, are eligible for reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read “Risk Factors” on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   .

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a continuous offering process. By using this registration process, the selling stockholders named in this prospectus may offer and sell shares of our common stock from time to time in one or more transactions, as described under “Plan of Distribution.”

This prospectus provides you with a general description of the securities that the selling stockholders named herein may offer. We may add, update or change in a prospectus supplement any of the information contained in this prospectus or the documents incorporated by reference. For further information about our business and our securities, you should refer to the registration statement and the reports incorporated by reference in this prospectus, as described in “Where you can Find Additional Information” and “Incorporation of Certain Information by Reference.” This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where you can Find Additional Information.”

You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date. Neither we, nor the selling stockholders, have authorized any other person to provide you with different or additional information. Neither we, nor the selling stockholders, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide.

This prospectus may be used only in jurisdictions where offers and sales of these securities are permitted. Except as otherwise set forth in this prospectus, neither we nor the selling stockholders have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management’s estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management’s estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Risk Factors” and “Cautionary Statement on Forward-Looking Statements.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

NextTrip, Inc., the NextTrip logo and other trademarks or service marks of NextTrip appearing in this prospectus are the property of NextTrip, Inc. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision in our securities. Before investing in our securities, you should carefully read this prospectus, any applicable prospectus supplement, and any documents incorporated by reference, including the information contained under the heading “Risk Factors” beginning on page 9 in this prospectus and under similar headings in our recent Annual Report on Form 10-K for the fiscal year ended February 29, 2024, our subsequent Quarterly Reports on Form 10-Q for the quarters ended May 31, 2024, August 31, 2024 and November 30, 2024, or our Current Reports on Form 8-K following the most recent Annual Report on Form 10-K before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” and “NextTrip” refer to NextTrip, Inc. and its subsidiaries.

Business Overview

NextTrip is an early-stage, technology-driven travel company building next-generation solutions to power the travel industry. With a suite of brands, including NextTrip Vacations, Travel Magazine, and Compass.TV, we aim to inspire and empower travel while curating personalized experiences for both leisure and business travelers. Our proprietary NXT2.0 booking engine offers extensive inventory, supporting both travelers and distributors with a platform for efficient trip planning and booking.

Our mission is to lead the travel industry forward by combining the digital innovation offered in Compass.TV and Travel Magazine with tailored travel services and booking capabilities of NextTrip. This fully integrated platform not only services traditional vacationers travel needs, but also provides users with a solution for more complex travel needs such as conferences, conventions and destination weddings through our groups widget, an under-served and emerging market. Our growth will leverage interactive technology, immersive media, and our travel expertise to deliver impactful and personalized travel solutions.

Our strategy focuses on integrating our Media and Travel divisions, offering users a comprehensive ecosystem designed to guide and support them throughout the travel experience. Presently, we generate revenue through two core methods: travel bookings and advertising revenue.

Travel bookings currently generate the majority of our revenues. This includes the sale of travel products such as airline tickets and hotel rooms as well as travel services such as travel insurance and ground activities. In the future, we plan to supplement its travel offerings by including travel technology products such as our Travel Agent and Business Travel platforms. The Company is in early-stage development but has been able to capitalize on former technology and relationships from its Bookit.com booking engine acquisition. This acquisition allowed us to reach out to past contracts and negotiate new travel product supplier agreements.

Our initial focus was to negotiate direct connectivity and fixed base pricing contracts allowing us to set our own pricing and margins for the leisure and vacation travel products. This flexibility affords us the opportunity to run specials on travel offerings that are highly competitive, but will require additional funding to support comprehensive marketing and awareness campaigns to attract new customers. Until this happens, we are working to target customers with low dollar marketing campaigns in the leisure travel spaces, as well as pursuing strategic partnerships and specialized travel offerings (i.e. Groups), while maintaining competitiveness within our marketplace through adjustment of pricing.

To supplement the supply of inventory, we have also negotiated contracts and enacted API links with Expedia and other established suppliers to provide significant additional content and product into our booking engine. The Expedia contract, along with other contracted groups, has significantly increased our product offerings, allowing us to cover other parts of the world, adding hotel properties, as well as resorts, vacation rental homes and bed and breakfast accommodations. Through these API connections, we can gain access to roughly 3 million accommodation properties worldwide. By integrating the products into our booking engine, we have the ability to adjust pricing by reducing our margins. While sales of these supplemental products through the NXT 2.0 booking engine carry lower margins versus directly contracted products, they greatly increase the NextTrip global offerings. We believe that this expanded product offering will also help support the growth of specialty travel services like NextTrip’s Groups Bookings (i.e. destination weddings, conferences and conventions) and Business Travel platforms. These types of programs require both unique technology and concierge support and services, thus falling outside of the typical online travel agency (“OTA”) business model. However, this expanded supply of travel products from large OTAs to support our platforms becomes one of mutual benefit to both parties.

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Key factors that affect revenues and profitability beyond access to inventory include competitive market pressures from other travel suppliers and distributors, as well as the funding needed to enact a large enough marketing budget to create awareness. To help minimize this significant marketing budget, the Company is building its own ecosystem through Compass.TV and Travel Magazine. These media platforms are designed to allow users to explore and educate themselves on future travel. As the number of viewers/users grows, it not only determines the advertising rates the Company can charge others to promote our travel products and services to our audience, but it should also provide additional opportunities for us to promote our own travel offerings to highly targeted viewers, thus lessening the need for spending significant marketing dollars through other mediums to attract consumers.

To drive our advertising initiatives on Compass.TV, we have entered into a partnership with Leap Media Group, a respected leader with over 35 years in TV advertising, media planning and buying. Compass.TV is now equipped to deliver branded entertainment content and advertising seamlessly across its platform, supported by targeted media strategy designed to optimize revenue well delivering high quality content to travel enthusiasts. Though each division can independently drive revenue through its respective channel, we have created additional value by bringing the divisions together to create an engaging consumer-focused ecosystem. Today, we have created opportunities to seamlessly move customers from one portion of the ecosystem to the next, with the ultimate goal of influencing a travel purchase decision. As we move into the future, we will add additional revenue streams including more diversified exclusive product from around the world, niche travel segments, technology licensing and enhanced media advertising opportunities.

Organizational History

Reverse Acquisition

On October 12, 2023, the Company (formerly known as Sigma Additive Solutions, Inc.) entered into a Share Exchange Agreement with NextTrip Holdings, Inc. (“NTH”), NextTrip Group, LLC (“NTG”) and William Kerby (the “NTH Representative”), pursuant to which the Company acquired NTH (the “Acquisition”) in exchange for shares of our common stock, which we refer to as the Exchange Shares. The Acquisition was consummated on December 29, 2023. As a result, NTH became a wholly owned subsidiary of the Company.

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Upon the closing of the Acquisition, the shareholders of NTG (collectively, the “NTG Sellers”), were issued a number of Exchange Shares equal to 19.99%, or 156,007 shares, of our issued and outstanding shares of common stock immediately prior to the closing. Under the Share Exchange Agreement, the NTG Sellers are entitled to receive additional shares of our common stock, referred to as the Contingent Shares, subject to NTH’s achievement of future business milestones (the “Milestone Events”) specified in the Share Exchange Agreement as follows:

Milestone Event	Date Earned	Contingent Shares	Status as of the date of this Prospectus
Launch of NTH’s leisure travel booking platform by either (i) achieving $1,000,000 in cumulative sales under its historical “phase 1” business, or (ii) commencement of its marketing program under its enhanced “phase 2” business.	As of a date six months after the closing date	1,450,000 Contingent Shares	Achieved. Marketing program under “phase 2” has commenced.

Launch of NTH’s group travel booking platform and signing of at least five (5) entities to use the groups travel booking platform.	As of a date nine months from the closing date (or earlier date six months after the closing date)	1,450,000 Contingent Shares	Achieved. Five groups have been contracted to use the groups travel booking platform.

Launch of NTH’s travel agent platform and signing up of at least 100 travel agents to the platform (which calculation includes individual agents of an agency that signs up on behalf of multiple agents).	As of a date 12 months from the closing date (or earlier date six months after the closing date)	1,450,000 Contingent Shares	Not achieved. Three travel agencies which employ more than 100 travel agents have been identified but not yet engaged as the technology platform continues to be under development.

Commercial launch of FlexPay technology in the NXT2.0 system.	As of a date 15 months after the closing date (or earlier date six months after the closing date)	1,650,000 Contingent Shares, less the Exchange Shares issued at the closing of the Acquisition	Achieved. FlexPay has been commercially launched.

Alternatively, independent of the aforementioned milestones, for each month during the fifteen month period following the closing date that in which $1,000,000 or more in gross travel bookings are generated by the combined company, to the extent not previously issued, the Contingent Shares will be issuable up to the maximum Contingent Shares issuable under the Share Exchange Agreement.

The Contingent Shares, together with the shares of our common stock issued at the closing, will not exceed 6,000,000 shares of our common stock, or approximately 90.2% of our issued and outstanding shares of common stock immediately prior to the closing.

In connection with the Acquisition, the Company and Nasdaq determined that the issuance of Contingent Shares upon achievement of any one of the Milestone Events would result in a change in control of the Company under Nasdaq Listing Rule 5635(a). Pursuant to Nasdaq Listing Rule 5110(a), the Company was required to submit an initial listing application with Nasdaq and to obtain Nasdaq approval of the initial listing application prior to the issuance of the Contingent Shares; failure to obtain such approval in advance of the Contingent Share issuance would have resulted in Nasdaq issuing the Company a delisting determination and commencing delisting proceedings with respect to its common stock.

On March 25, 2025, the Company received a letter from Nasdaq notifying the Company that it had approved the Company’s initial listing application in connection with the issuance of the Contingent Shares. On March 26, 2025, the Company issued the NTG Sellers and aggregate of 4,393,993 of the Contingent Shares in satisfaction of the Company’s obligations under the Share Exchange Agreement

As a result of such approval, the issuance of the Contingent Shares was completed in compliance with Nasdaq Listing Rule 5110(a) and the Company’s shares of common stock continue to trade on the Nasdaq Capital Market under the symbol “NTRP.”

As of the date of this prospectus, three of the four business milestones have been achieved, and, on March 26, 2025, were issued to the NTG Sellers. The remaining 1,450,000 Contingent Shares will be eligible for issuance upon the launch of the Company’s Travel Agent platform.

The Share Exchange Agreement provided that William Kerby, the Chief Executive Officer and co-founder of NTH, was appointed as Chief Executive Officer of the Company and Donald P. Monaco was appointed as a director of the Company as of the closing of the Acquisition. The NTH Representative (Mr. Kerby) will be entitled to designate a replacement for one additional director of the Company upon achievement of each of the milestones under the Share Exchange Agreement. No such additional appointments have occurred to date.

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Historical Monaker Group Business

NextTrip’s travel business was the principal business of NextPlay (then, Monaker Group, Inc. (“Monaker”)) until June 30, 2020, when Monaker entered into a share exchange transaction with HotPlay Enterprise Limited (“HotPlay”), resulting in HotPlay becoming a wholly owned subsidiary of Monaker and HotPlay’s business becoming the principal business of Monaker. Prior to this share exchange, the primary focus of Monaker had been its travel business, which included the sale of vacation rentals, and in particular, alternative lodging rentals (“ALRs”), to consumers through its proprietary booking engine. To support its travel offerings, Monaker introduced travelmagazine.com, featuring travel and lifestyle content to appeal to travelers researching destinations and planning future vacations. In January 2023, NextPlay spun the NextTrip business out to its founders to separate it from NextPlay’s primary business. This resulted in NextTrip Group, LLC (“NTG”) operating the NextTrip business which was held in its wholly-owned subsidiary NextTrip Holdings, Inc. (“NTH”).

Acquisition of Bookit.com Asset

Following NTH’s separation from NextPlay, NTH’s team focused on the continued technological development of its booking platform. As part of this development, NTH acquired a travel platform, Bookit.com, in June 2022 to help power NTH’s proprietary NXT2.0 booking technology. The intent with this acquisition was to integrate Bookit.com’s technology into NTH’s existing booking platform to create NXT2.0. Pursuant to the terms of Asset Purchase Agreement (the “APA”), in exchange for a cash payment of $600,000, NTH acquired the Bookit.com booking engine, customer lists, all content associated to hotel and destination product in the booking engine, including pictures, hotel descriptions, restaurant descriptions, room descriptions, amenity descriptions, and destination information, and source code related thereto (the “Purchased Assets”). The Purchased Assets included: (i) all permits and licenses related to the purchased assets; (ii) all contracts and agreements oof Bookit.com (the “Assumed Contracts”); and (iii) any goodwill related to the Purchased Assets. Further to the APA, we agreed to assume any obligation or liability of Bookit.com, and any related claims, whether asserted prior to or following the Purchased Assets, with the exception of: (i) all tax obligations and liabilities of any nature arising in connection with or related to Bookit.com and/or the Purchased Assets prior to the Closing Date, and (ii) any post-Closing payment or performance obligations arising under the Assumed Contracts.

Previously, this technology powered the Bookit.com business, a well-established online leisure travel agent generating over $400 million in annual sales as recently as 2019 (pre-pandemic). As part of the acquisition of the assets of Bookit.com, NTH was not only able to acquire a proven technology platform that could be integrated with its core travel sectors, but it was also able to secure the Bookit.com database with millions of past travelers and opt-in consumers.

Since 2022 and the acquisition of the Bookit.com assets, NTH has been focused on the integration of Bookit.com into the NXT2.0 technology platform, which serves as a base for current and future technology projects as well as proprietary system enhancements. Bookit.com had negotiated contracts and created API’s linking it to approximately 250 travel related companies, based on NTH’s diligence in connection with such Bookit.com acquisition. The travel product offerings included conglomerate travel suppliers such as Expedia as well as uniquely contracted rates with airlines, hotel chains, car rental companies, cruise lines, tour operators and travel marketing companies. The contracts were terminated upon the closure of Bookit.com; however, NextTrip was afforded access to the previously developed API’s that gave Bookit access to these significant travel products. The Company has begun the process of contacting these former suppliers in an effort to re-engage with them, and re-negotiate new contracts which were previously in place with Bookit.com. The reactivation of some of these contracts will both increase the Company’s travel product offerings and improve the current pricing, thereby increasing revenues through commissions on sales of product offerings. To date, through its negotiations, the Company has strategically reactivated 12-15 of these contracts for Phase 1 of its product launch, ensuring top-tier rates and options in premier destinations in Mexico and the Caribbean. NextTrip has also secured a contract with Expedia which represents unique product inventory of more than 3 million lodging, air and tour product suppliers at exceptional rates to over 2,100 destinations in 200+ countries worldwide, based on information from Expedia. Additionally, the Company continues efforts to establish partnerships with additional hotel, air, cruise and excursion suppliers. which is the “supply” or “product” side of the NXT2.0 booking platform.

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Through this strategic offering, we will focus on key areas of opportunity in the travel sector and drive enhanced booking conversion rates. Our proprietary technology, when combined with media, product offerings and customer service, provides a unique lane to serve mid- to luxury travelers.

Acquisition of 49% Stake in Five Star Alliance

On February 6, 2025, NextTrip, Inc. (the “Company”) entered into a Membership Interest Purchase Agreement (the “FSA Purchase Agreement”) with FSA Travel, LLC (“FSA”), John McMahon, as Majority Member, and the other members of FSA included on the signature page thereto (Mr. McMahon together with such other members, collectively the “FSA Members”). Pursuant to the FSA Purchase Agreement, on February 10, 2025 (the “Initial Closing Date”), NextTrip purchased 9,608 membership units of FSA (equal to a 49% ownership stake in FSA immediately after closing) (the “Initial Interests”) in exchange for NextTrip’s (i) payment of $500,000 in cash and (ii) issuance of 161,291 shares of newly designated Series O Nonvoting Convertible Preferred Stock of the Company (“Series O Preferred”) to FSA. In connection with, and as a condition to, the Initial Closing, the Company entered into employment agreements with Mr. McMahon and Courtney May, each of whom became an employee of the Company as of the Initial Closing Date.

In addition, subject to satisfaction of the conditions discussed below, the FSA Purchase Agreement provides the Company with an option (the “Option”), in its sole discretion, to purchase the remaining 51% of the membership units from the FSA Members within 60 days of the Initial Closing Date (the “Final Closing Date”), in exchange for (i) the payment by the Company to the FSA Members of an aggregate of $500,000 in cash and (ii) the issuance of an aggregate of 161,291 shares of Series O Preferred to the Members (the “Final Closing”). The Company’s Option is subject to, and contingent upon, satisfaction of the following conditions: (i) the continued employment of Mr. McMahon and Ms. May by the Company, subject to limited exceptions, (ii) the completion of a $2,000,000 capital raise by the Company, and (iii) the continued operation of FSA by FSA’s existing management until the Final Closing Date.

In addition to the above consideration, the FSA Purchase Agreement provides that the Company shall make additional payments to the Members upon achievement of certain milestones, as follows:

1.	The payment of $100,000 in cash and the issuance of 32,258 shares of Series O Preferred at such time as FSA shall have Travel Bookings of Travel Products for five Groups by FSA, the commissions to FSA for which are scheduled to be collected after the Final Closing;
2.	The payment of $100,000 in cash and the issuance of 32,258 shares of Series O Preferred at such time as FSA shall have Travel Bookings of cruise related Travel Products, the gross cumulative cost of which to the customers is greater than or equal to $25,000 and the commissions for which are scheduled to collected after the Final Closing;
3.	The payment of $100,000 in cash and issuance of 32,258 shares of Series O Preferred at such time as FSA shall deliver of all necessary passcodes to allow NextTrip full remote access to the FSA booking engine for use by NextTrip; and
4.	The payment of $100,000 in cash and issuance 32,258 shares of Series O Preferred at such time as FSA shall have Travel Bookings for Travel Products, the cumulative gross cost of which to the customers is greater than or equal to $1 million and the commissions for which are scheduled to be collected after the Final Closing.

Founded in 2004, Five Star Alliance is a premier luxury travel agency known for its curated collection of over 5,000 five-star hotels and resorts worldwide. Five Star Alliance offers personalized recommendations, high-end travel solutions, a proprietary booking engine and established relationships with premium travel providers, resulting in an industry coveted 4.9-star Trustpilot rating. These combined offers have resulted in monthly site visits from over 400,000 viewers and are expected to align seamlessly with NextTrip’s technology-driven approach.

Blue Fysh Share Exchange

On February 24, 2025, the Company and Blue Fysh Holdings Inc. (“Blue Fysh”) entered into a share exchange agreement (the “BF Share Exchange Agreement”) whereby Blue Fysh agreed to issue 117 restricted shares of its common stock to the Company, representing a ten percent (10%) interest in Blue Fysh, in exchange for 483,000 restricted shares of Series N Nonvoting Convertible Preferred Stock (the “Series N Preferred”) of the Company at an issuance price of $5.00 per share (the “BF Share Exchange”). The BF Share Exchange is expected to close on or about February 27, 2025. The parties entered into the BF Share Exchange Agreement, creating minority ownership positions between the entities, as part of their mutual efforts to work together to expand each company’s business opportunities.

Blue Fysh is focused on creating and implementing digital and network solutions that connect people to brands in the places they live, love and work. Blue Fysh has implemented thousands of digital installations in diverse environments enabling media content clients to deliver compelling marketing solutions that connect brands with consumers in high traffic environments.

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JOURNY Asset Purchase

On April 1, 2025, NextTrip, Inc. (the “Company”) entered into an asset purchase agreement (the “JOURNY Purchase Agreement”) with Ovation LLC (“Ovation”), pursuant to which the Company purchased assets, including without limitation trademarks, domains, apps and certain agreements, and assumed certain liabilities related to Ovation’s JOURNY business (the “JOURNY Acquisition”). JOURNY is an established adventure and travel-themed direct streaming Free Ad-Supported Streaming TV (“FAST”) channel (the “JOURNY Channel”), which curates immersive programming centered on exploration and global culture. The Company’s acquisition of the JOURNY assets is intended to enhance the Company’s content portfolio, expand its advertising reach and strengthen its existing Compass.tv platform. The JOURNY Acquisition closed on April 1, 2025.

Pursuant to the JOURNY Purchase Agreement, as consideration for the JOURNY Acquisition, the Company paid Ovation $300,000 in cash at closing and issued Ovation 20,000 restricted shares of Company common stock.

In connection with the JOURNY Acquisition, on April 1, 2025, the Company and Ovation also entered into a License Agreement (the “License Agreement”), pursuant to which Ovation granted the Company the non-exclusive right, throughout the territories and for the term set forth therein, to exhibit, promote, market, advertise, publicize and/or otherwise exploit the programs listed in the License Agreement in the media of (i) FAST via the JOURNY Channel and (ii) Video On Demand via the JOURNY Channel. Pursuant to the License Agreement, Ovation shall not license any unaffiliated third party the right to exhibit certain of the programs subject to the License Agreement, and shall not use certain of the programs subject to the License Agreement on its owned or operating streaming platforms (subject to certain exceptions). As consideration for the rights granted under the License Agreement, the Company agreed to pay Ovation an aggregate non-refundable license fee of $336,801, as follows:

Payment Date	Amount
April 30, 2025	$47,709
July 31, 2025	$59,709
October 31, 2025	$47,709
January 31, 2026	$22,709
April 30, 2026	$22,709
July 31, 2026	$22,709
October 31, 2026	$22,709
January 31, 2027	$22,709
April 30, 2027	$22,709
July 31, 2027	$22,709
October 31, 2027	$22,709

JOURNY, a premier established adventure and travel-themed FAST (Free Ad-Supported Streaming TV) channel, curates immersive programming centered on exploration and global culture. Available on leading smartphones and FAST channel platforms that reach over 17 million active devices each month, JOURNY captivates a diverse and engaged audience with high-quality travel storytelling. With JOURNY’s travel-focused programming and Compass.tv’s expanding ecosystem, the Company believes that NextTrip is well positioned to amplify its reach and advertising potential. This strategic synergy offers new opportunities for travel partners, content creators, and brands seeking high-impact digital exposure.

The addition of JOURNY to NextTrip’s portfolio significantly bolsters NextTrip’s presence in the booming FAST market, which reaches over 50 million active monthly users, exemplifying the immense potential of ad-supported streaming. Unlike traditional television, FAST channels offer viewers free, on-demand access to premium content in exchange for intermittent ads, fostering larger audiences and robust revenue generation for content providers.

The FAST industry is experiencing unprecedented growth. According to TBI, U.S. FAST channel revenues are projected to hit $12 billion by 2027, with Statista forecasting 79.8 million FAST viewers. Allied Market Research further reports a projected 15.4% CAGR for global FAST channels from 2023 to 2032, reflecting a surge in advertiser interest and investment in the space.

Reverse Stock Split

On September 22, 2023, the Company effected a reverse stock split (the “Reverse Split”) of the issued and outstanding shares of our common stock and the number of shares of common stock that we are authorized to issue. The Reverse Split combined each 20 shares of the issued and outstanding common stock into one share of common stock. No fractional shares were issued in connection with the Reverse Split, and any fractional shares resulting from the Reverse Split were rounded up to the nearest whole share. All stock options, warrants, shares issuable upon conversion of the Company’s preferred stock and stock awards of the Company outstanding immediately prior to the Reverse Split were adjusted in accordance with their terms. All share and earnings per share information presented in this prospectus have been adjusted for the Reverse Split.

Corporate Information

We were incorporated as Messidor Limited in Nevada on December 23, 1985, and changed our name to Framewaves Inc. in 2001. On September 27, 2010, we changed our name to Sigma Labs, Inc. On May 17, 2022, we began doing business as Sigma Additive Solutions, and on August 9, 2022, changed our name to Sigma Additive Solutions, Inc. On March 13, 2024, we changed our name to NextTrip, Inc.

Our principal executive offices are located at 3900 Paseo del Sol, Santa Fe, New Mexico 87507, and our telephone number is (954) 526-9688. Our website address is www.nexttrip.com. Unless expressly noted, none of the information on our corporate website is part of this prospectus or any prospectus supplement.

6

THE OFFERING

Shares offered by the selling stockholders	Up to an aggregate of 2,067,212 shares of our common stock, which consists of (i) 33,000 shares of common stock issuable upon conversion of the SIS Preferred Shares; (ii) 220,000 shares of common stock issuable upon exercise of the December 2024 Warrants; (iii) 1,370,497 shares of common stock that we may sell and issue to Alumni from time to time pursuant to the Alumni Purchase Agreement; (iv) the 32,786 Initial Commitment Shares issued to Alumni; (v) 176,774 shares of common stock issuable upon exercise of the Alumni Warrants; and (vi) 234,155 shares issuable upon exercise of April 2020 Warrants.

Common stock outstanding prior to this offering	6,183,525 shares of common stock (includes the 32,786 Initial Commitment Shares which have been issued to Alumni).

Common stock to be outstanding after this offering	8,217,951 shares of common stock.

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of the shares offered for sale by them under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholders However, we will receive proceeds from the sales, if any, of shares of our common stock to Alumni under the Alumni Purchase Agreement and, upon any selling stockholder’s exercise of the Warrants by payment of cash, we will receive the exercise price of the Warrants. We cannot predict the number or value of the shares that we will sell to Alumni pursuant to the Alumni Purchase Agreement or if, when and in what amounts the Warrants will be exercised by payments of cash and it is possible that the Warrants may expire and never be exercised or may be exercised via cashless exercise, in which case we would not receive any cash proceeds. Any proceeds we receive are expected to be used for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	Investment in our securities involves a high degree of risk and could result in a loss of your entire investment. You should read the “Risk Factors” section of this prospectus beginning on page 9 and the other information included or incorporated by reference into this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Market symbol and trading	Our common stock is listed on the Nasdaq Capital Market under the ticker symbol “NTRP.”

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This prospectus may contain certain “forward-looking” statements as such term is defined by the SEC in its rules, regulations and releases, which represent our expectations or beliefs, including but not limited to, statements concerning our operations, economic performance, financial condition, growth and acquisition strategies, investments, and future operational plans. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intent,” “could,” “estimate,” “might,” “plan,” “predict” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements, by their nature, involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including uncertainties related to acquisitions, governmental regulation, managing and maintaining growth, the operations of the Company and its subsidiaries, volatility of our stock price, and any other factors discussed in this and other registrant filings with the SEC.

These risks and uncertainties and other factors include, but are not limited to those set forth under “Risk Factors” of this prospectus. Given these risks and uncertainties, readers are cautioned not to place undue reliance on our forward- looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Except as otherwise required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus or in the documents we incorporate by reference, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

This prospectus contains forward-looking statements, including statements regarding, among other things:

●	our anticipated needs for working capital;

●	our ability to secure additional financing;

●	our ability to sell shares of our common stock to Alumni pursuant to the terms of the Alumni Purchase Agreement, and in accordance with applicable Nasdaq rules, and our ability to register and maintain the registration of the shares issued and issuable thereunder;

●	the potential exercise of warrants held by the selling stockholders;

●	the ability of holders of the Series K Preferred and the December 2024 Warrants to convert or exercise their shares of Series K Preferred or December 2024 Warrants, respectively, which is subject to approval by our stockholders and certain beneficial ownership limitations;

●	our ability to continue as a going concern;

●	we have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future;

●	regulatory or legal developments in the United States and other countries;

●	the level of expenses related to our product development and operations;

●	our efforts to expand our products and our business; and

●	our ability to maintain compliance with the listing requirements of the Nasdaq Capital Market.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur. We caution you not to place undue reliance on these forward-looking statements. In addition to the information expressly required to be included in this prospectus, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

8

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as those described under “Risk Factors” contained in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors included in our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K following the most recent Annual Report on Form 10-K, and in all other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, before deciding whether to invest in our securities. The occurrence of any of the events or developments described below and in our filings with the SEC could harm our business, financial condition, operating results, and/or growth prospects.

The risks described below and in our filings with the SEC are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, labor relations, general economic conditions, inflation, supply chain constraints, geopolitical changes, and international operations. We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity. The risks described below and in our filings with the SEC could cause our actual results to differ materially from those contained in the forward-looking statements we have made in this prospectus, the information incorporated herein by reference, and those forward-looking statements we may make from time to time. You should understand that it is not possible to predict or identify all such factors. This prospectus is qualified in its entirety by these risk factors.

It is not possible to predict the actual number of shares we will sell to Alumni under the Alumni Purchase Agreement, or the actual gross proceeds resulting from those sales.

Alumni Capital has committed to purchase up to $10.0 million of shares of our common stock, subject to certain limitations and conditions set forth in the Alumni Purchase Agreement. The shares of our common stock that may be issued under the Alumni Purchase Agreement may be sold by us to Alumni at our discretion from time to time throughout the term of the agreement. We generally have the right to control the timing and amount of any sales of our shares of common stock to Alumni under the Alumni Purchase Agreement. Sales of our common stock, if any, to Alumni under the Alumni Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Alumni all, some or none of the shares of our common stock that may be available for us to sell to Alumni pursuant to the Alumni Purchase Agreement.

Because the per share purchase price that Alumni will pay for shares of our common stock in any transaction that we may elect to effect pursuant to the Alumni Purchase Agreement will be equal to the lowest traded price of our common stock during the five business days prior a closing date multiplied by eighty nine percent, as of the date of this prospectus, it is not possible for us to predict the number of shares of common stock that we will sell to Alumni under the Alumni Purchase Agreement, the purchase price per share that Alumni will pay for shares purchased from us under the Alumni Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by Alumni under the Alumni Purchase Agreement.

Additionally, although the Alumni Purchase Agreement provides that we may sell up to an aggregate of $10.0 million of our common stock to Alumni, only 1,370,497 shares of our common stock issuable pursuant to the Alumni Purchase Agreement are being registered under the Securities Act for resale by Alumni under the registration statement that includes this prospectus. In order to utilize the full value of the Alumni Purchase Agreement, we must first obtain stockholder approval to issue shares of common stock in excess of the Alumni Exchange Cap under the Alumni Purchase Agreement in accordance with applicable Nasdaq rules.

If it becomes necessary for us to issue and sell to Alumni under the Alumni Purchase Agreement more than the 1,370,497 shares of our common stock being registered for resale by Alumni under the registration statement that includes this prospectus in order to receive aggregate gross proceeds equal to $10.0 million under the Alumni Purchase Agreement, we must first file with the SEC one or more additional registration statements to register any such additional shares of our common stock we wish to sell to Alumni from time to time under the Alumni Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our common stock to Alumni under the Alumni Purchase Agreement.

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The terms of the Alumni Purchase Agreement limit the amount of shares we may issue to the Alumni, which may limit our ability to utilize the arrangement to enhance our cash resources.

The Alumni Purchase Agreement includes restrictions on our ability to sell shares of our common stock to Alumni, including, the Alumni Exchange Cap and, subject to specified limitations, if a sale would cause Alumni to beneficially own more than 4.99% of our issued and outstanding shares of common stock. Accordingly, we cannot guarantee that we will be able to sell the full number of shares that Alumni has committed to purchase, if any. If we cannot sell the full amount of shares that Alumni has committed to purchase under the Alumni Purchase Agreement because of these limitations, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could materially adversely affect our liquidity and cash position.

Investors who buy shares at different times will likely pay different prices.

The selling stockholders that hold Warrants will have discretion as to whether and when they exercise their Warrants, as well as if, when and at what price they resell the shares of common stock registered hereby that are underlying such Warrants. Additionally, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to Alumni pursuant to the Alumni Purchase Agreement. If and when we do elect to sell shares of our common stock to Alumni pursuant to the Alumni Purchase Agreement, after Alumni has acquired such shares, Alumni may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from the selling stockholders in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution, and in some cases substantial dilution, and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the selling stockholders in this offering as a result of future sales made by the selling stockholders to purchasers or by us to Alumni at prices lower than the prices such investors paid for their shares in this offering.

The sale of a substantial number of shares of our common stock by the selling stockholders may cause the price of our common stock to decline.

We are registering for resale by the selling stockholders up to 2,067,212 shares of our common stock. If the selling stockholders sell, or the market perceives that the selling stockholders intend to sell, a substantial number of shares of our common stock in the public market, the price of our common stock may decline. The shares of common stock offered under this prospectus represent a significant number of shares in comparison to the number of shares of our common stock currently outstanding, and if sold in the market all at once or at approximately the same time, could depress the market price of our common stock. Additionally, such conditions may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our management will have broad discretion over the use of the net proceeds from our sale of shares of common stock to Alumni pursuant to the Alumni Purchase Agreement and the proceeds received in connection with cash exercises of the Warrants by the selling stockholders, if any, and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. However, we will receive proceeds from the sales, if any, of shares of our common stock to Alumni under the Alumni Purchase Agreement and, upon any selling stockholder’s exercise of the Warrants by payment of cash, we will receive the exercise price of the Warrants. Our management will have broad discretion as to the use of the net proceeds from our sale of shares of common stock to Alumni pursuant to the Alumni Purchase Agreement and from the exercise of Warrants by the selling stockholders, and we could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

You may experience additional dilution as a result of future equity offerings.

In order to raise additional capital, we may sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be lower than the price per share that you purchase the shares of common stock being offered hereunder by the selling stockholders.

10

THE SELLING STOCKHOLDER TRANSACTIONS

The following provides a summary of the transactions entered into with the selling stockholders pursuant to which they received, or are entitled to receive, the shares of our common stock being registered hereby for resale by the selling stockholders. The following summaries of such transactions do not purport to be complete and are subject to, and qualified in their entirety by, the forms of transaction documents entered into in connection with such transactions, which are filed as exhibits to the registration statement of which this prospectus is a part and which are incorporated herein by reference. You should carefully read this entire prospectus, including the information incorporated herein by reference.

April 2020 Private Placement

On April 2, 2020, the Company entered into a securities purchase agreement with certain institutional investors, including Iroquois MF and Iroquois CIG (each of whom are listed as selling stockholders in this prospectus), pursuant to which the Company sold and issued an aggregate of 25,773 units, consisting of (i) 24,651 shares of Company common stock and pre-funded warrants to purchase up to 1,122 shares of Company common stock in a public offering pursuant to its effective registration statement on Form S-3 (File No. 333-225377); and (ii) Series A Warrants to purchase up to purchase up to 25,773 shares of Company common stock in a concurrent private placement, at a purchase price of $58.40 per unit (the “April 2020 Private Placement”).

Each pre-funded warrant was immediately exercisable on the date of issuance, expires five years from the date of issuance and had an unpaid exercise price of $0.02 per share of common stock. The pre-funded warrants could be exercised for cash or on a cashless basis. All of the pre-funded warrants have been exercised in full.

Each Series A Warrant is exercisable commencing on the six month and one day anniversary of the issuance date (the “Initial Exercise Date”), expires five years from the Initial Exercise Date and had an initial exercise price of $55.64 per share. The Series A Warrants may be exercised for cash, provided that, if there is no effective registration statement available registering the exercise of the Series A Warrants, the Series A Warrants may be exercised on a cashless basis.

Each holder of Series A Warrants will be prohibited, subject to certain exceptions, from exercising the Series A Warrants for shares of our common stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 4.99% or 9.99% (which percentage was elected at each holder’s discretion prior to the issuance of the Series A Warrants) of the total number of shares of our common stock then issued and outstanding, which percentage may be changed at the holders’ election to a higher or lower percentage not in excess of 9.99% upon 61 days’ notice to the Company subject to the terms of the Series A Warrants.

The exercise price of the Series A Warrants, and the number or shares issuable upon exercise of the Series A Warrants are subject to adjustment in the event of a stock split, reverse stock split and similar events. In the event we sell or issue common stock or common stock equivalents at an effective price less than the exercise price of the Series A Warrants, the exercise price of the Series A Warrants will be reduced on a full-ratchet basis to such effective price and the number of shares of common stock issuable on exercise of the Series A Warrants will be increased such that the number of shares issuable on exercise of the Series A Warrants will equal the quotient obtained by dividing the total exercise price of the Series A Warrants by such reduced exercise price. As a result of these provisions, in January 2023, the exercise price of the Series A Warrants was reduced from $50.00 per share to $11.60 per share as a result of our grant of stock options at an exercise price of $11.60 per share and the number of shares of our common stock issuable upon exercise of the Series A Warrants increased from 19,123 to 82,419. In September of 2023, the exercise price of the Series A Warrants was reduced from $11.60 per share to $6.00 per share as a result our sale of common shares at $6.00 per share and the number of shares of our common stock issuable upon exercise of the Series A Warrants increased from 82,419 to 159,342. In January of 2024, the exercise price of the Series A Warrants was reduced from $6.00 per share to $3.62 per share as a result our issuance of shares of convertible preferred stock at $3.62 per share and the number of shares of our common stock issuable upon exercise of the Series A Warrants increased from 159,342 to 264,103. In February of 2024, the exercise price of the Series A Warrants was reduced from $3.62 per share to $3.02 per share as a result our sale of shares of convertible preferred stock at $3.02 per share and the number of shares of our common stock issuable upon exercise of the Series A Warrants increased from 264,103 to 316,574 shares.

The shares of common stock issuable to Iroquois MF and Iroquois CIG upon exercise of Iroquois Warrants that are registered hereby became issuable under the Series A Warrants held by Iroquois MF and Iroquois CIG by reason of the anti-dilution provisions discussed above.

Additional information with respect to the April 2020 Private Placement and the Iroquois Warrants is contained in this prospectus under the heading “Selling Stockholders” and in our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2020.

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Alumni Capital Common Stock Securities Purchase Agreement

On September 19, 2024, the Company and Alumni entered into the Alumni Purchase Agreement, pursuant to which the Company has the right, but not the obligation to cause Alumni to purchase up to $10 million shares of Company common stock (the “Commitment Amount”) at the Purchase Price (defined below) during the period beginning on the execution date of the Alumni Purchase Agreement and ending on the earlier of (i) the date on which Alumni has purchased $10 million shares of common stock pursuant to the Alumni Purchase Agreement or (ii) December 31, 2025.

Pursuant to the Alumni Purchase Agreement, the “Purchase Price” means the lowest traded price of Company common stock during the five business days prior a closing date multiplied by eighty nine percent. They Company may not issue Alumni a purchase notice under the Alumni Purchase Agreement without an effective registration statement and no purchase notice will be in an amount greater than $500,000, which may be waived up to $5,000,000 upon mutual agreement between the Company and Alumni.

The Alumni Purchase Agreement provides that the number of shares of our common stock to be sold to Alumni will not exceed the number of shares that, when aggregated together with all other shares of our common stock which Alumni is deemed to beneficially own, would result in it owning more than 4.99% of our outstanding common stock or would exceed 19.99% of our outstanding shares of common stock as of September 19, 2024 (the “Alumni Exchange Cap”). In order to utilize the full value of the Alumni Purchase Agreement, we must first obtain stockholder approval to issue shares of common stock in excess of the Alumni Exchange Cap under the Alumni Purchase Agreement in accordance with applicable Nasdaq rules.

In consideration for Alumni’s execution and delivery of, and performance under, the Alumni Purchase Agreement, the Company issued and delivered 32,786 shares of Company common stock, the Initial Commitment Shares, to Alumni on September 19, 2024 and within one business day from the date off effectiveness of the registration statement of which this prospectus is a part, the Company shall cause its transfer agent to issue and deliver to Alumni Capital, as DWAC or DRS shares, that number of shares of common stock equal to two percent of the Commitment Amount divided by the VWAP for our common stock for the business day prior to the notice of effectiveness.

The Alumni Purchase Agreement contains certain representations, warranties, covenants and events of default.

Additional information with respect to the Alumni Purchase Agreement and the Initial Commitment Shares is contained in this prospectus under the heading “Selling Stockholders” and in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2024.

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Alumni Capital Note and Warrant Securities Purchase Agreements

On September 19, 2024, the Company also entered into Note & Warrant SPA with Alumni for the sale of a short-term promissory note (the “Alumni Note”) and the Alumni Warrants to Alumni for total consideration of $250,000. The Alumni Note had a principal amount of $300,000 with an original issue discount of $50,000 and guaranteed interest on the principal amount of ten percent per annum, which was due and payable on December 19, 2024. On December 19, 2024, the Company repaid the entire amount of the outstanding principal, including the discount, plus accrued interest outstanding on the Alumni Note.

In conjunction with the issuance of the Alumni Note to Alumni, the Company also issued Alumni the Alumni Warrants to purchase 96,774 shares of common stock at a price per share of $3.10, which represents 100% warrant coverage on the principal amount of the Alumni Note. The Alumni Warrants are exercisable on or prior to the five-year anniversary of the effective date of the Note & Warrant SPA.

The Note & Warrant SPA contains certain representations, warranties, covenants and events of default as well as piggyback registration rights for future registration statements.

Additional information with respect to the Note & Warrant SPA and the Alumni Warrants is contained in this prospectus under the heading “Selling Stockholders” and in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2024.

On April 1, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (the “Investor”) for the sale of a short-term promissory note (the “Alumni Note 2”) and warrants (“Alumni Warrants 2”) to Investor for total consideration of $300,000. The Note is in the principal amount of $360,000 with an original issue discount of $60,000 and guaranteed interest on the principal amount of ten percent (10%) per annum, which shall be due and payable on July 1, 2025 (the “Maturity Date”). In the event of a failure to re-pay the Note on or before the Maturity Date, the interest rate will increase to the lesser of twenty-two percent (22%) per annum or the maximum amount permitted under law from the due date thereof until the same is paid. The Note is convertible into shares of common stock of the Company (“Common Stock”) only upon an event of default.

The Alumni Warrants 2 were issued to purchase 80,000 shares of Common Stock at a price per share of $4.50, which represents 100% warrant coverage on the principal amount of the Alumni Note 2. The Alumni Warrants 2 are exercisable on or prior to the five (5) year anniversary of the Effective Date.

Series K Preferred Stock Offering

On December 31, 2024, the Company entered into a series of agreements whereby SIS II agreed to loan the Company $220,000 against an unsecured promissory note (the “$220k Note”). The $220k Note has a maturity date of one year from the date thereof, is unsecured and has no prepayment penalty.

In connection with the $220k Note, the Company also entered into a securities purchase agreement with SIS II (the “SIS Purchase Agreement”) pursuant to which the Company issued SIS II 33,000 shares of Series K Preferred, the SIS Preferred Shares, at a purchase price of $3.02 per share as fifteen percent guaranteed prepaid interest on the $220k Note as well as warrants to purchase up to 220,000 shares of Company common stock (the “December 2024 Warrants”). The December 2024 Warrants have an exercise price of $4.00 per share and are exercisable for a period of three years, beginning the issuance date. If at the time of any exercise of the December 2024 Warrants, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the shares by SIS II, then SIS II may elect to exercise up to 50% of the December 2024 Warrants on a cashless basis. In connection with the $220k Note, the Company entered into a registration rights agreement with SIS II with respect to the shares of common stock underlying the SIS Preferred Shares and the December 2024 Warrants (the “Registration Rights Agreement”).

Subject to certain beneficial ownership limitations, the Series K Preferred shall be convertible into Company common stock on such date that the Company obtains stockholder approval to remove limitations on conversion of the Series K Preferred and exercise of the warrants issued to the Series K Preferred investors, together with certain other Company securities issued to other investors in separate offerings on December 31, 2024, in accordance with Nasdaq Listing Rules (the “Series K Exchange Cap”).

Additional information with respect to the Series K Preferred, SIS Preferred Shares, December 2024 Warrants and Registration Rights Agreement is contained in this prospectus under the heading “Selling Stockholders” and in our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2025.

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USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares offered for sale by them under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholders. However, we will receive proceeds from the sales, if any, of shares of our common stock to Alumni under the Alumni Purchase Agreement and, upon any selling stockholder’s exercise of the Warrants by payment of cash, we will receive the exercise price of the Warrants.

We cannot predict the number or value of the shares that we will sell to Alumni pursuant to the Alumni Purchase Agreement or if, when and in what amounts the Warrants will be exercised by payments of cash and it is possible that the Warrants may expire and never be exercised or may be exercised via cashless exercise, in which case we would not receive any cash proceeds. We currently intend to use any proceeds that we receive from the sales of shares to Alumni pursuant to the Alumni Purchase Agreement and/or from the cash exercise of the Warrants for general corporate purposes, including operating expenses, capital expenditures and working capital.

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MANAGEMENT

The following table sets forth the names, ages, and positions of our executive officers and directors:

Name	Age	Position
William Kerby	67	Chief Executive Officer
Frank Orzechowski	65	Chief Financial Officer, Treasurer and Corporate Secretary
Donald P. Monaco	72	Chair of the Board
Dennis Duitch	80	Director
Kent Summers	66	Director
Jacob Brunsberg	38	Director
Salvatore Battinelli	83	Director

Executive Officers

William Kerby has served as our Chief Executive Officer since December 29, 2023. Mr. Kerby has over two decades of experience in the travel and media industries, and approximately a decade of experience in the financial industry. He acted as the architect of the NextTrip model, overseeing the development and operations of the Travel, Real Estate and Television Media divisions of the company. From January 25, 2023 to December 29, 2023, Mr. Kerby was the Chief Executive Officer of NextTrip Group, LLC. Mr. Kerby served as the Co-Chief Executive Officer of NextPlay Technologies, Inc. (formerly Monaker Group, Inc.) from September 16, 2021 to January 25, 2023. From July 2008 to September 16, 2021, Mr. Kerby was the Chief Executive Officer of Monaker Group, Inc. During that time, Mr. Kerby also served as Chief Executive Officer of NextPlay Media from 2009 through 2020 as well as being the CEO of the Company’s real estate holding Verus International, Inc., formerly Realbiz Media Group, Inc., from October 2012 until August 2015 and on the board of directors until April of 2016. From April 2002 to July 2008, Mr. Kerby served as the Chief Executive Officer of various media and travel entities that ultimately became part of Extraordinary Vacations Group. Operations included Cruise & Vacation Shoppes, Maupintour Extraordinary Vacations, Attaché Travel and the Travel Magazine - a TV series of 160 travel shows. From February 1999 to April 2002, Mr. Kerby founded and managed Travelbyus, a publicly- traded company on the TSX and Nasdaq Small Cap Market. The launch included an intellectually patented travel model that utilized technology-based marketing to promote its travel services and products. Mr. Kerby negotiated the acquisition and financing of 21 companies encompassing multiple tour operators, 2,100 travel agencies, media that included print, television, outdoor billboard and wireless applications and leading-edge technology in order to build and complete the Travelbyus model. The company had over 500 employees, gross revenues exceeding $3 billion and a market cap of over $900 million. From June 1989 to January 1999, Mr. Kerby founded and grew Leisure Canada – a company that included the Master Franchise for Thrifty Car Rental British Columbia, TravelPlus (a nationwide Travel Agency), Bluebird Holidays (an international tour company with operations in the U.S., Canada, Great Britain, France, South Africa and the South Pacific) and Canadian Traveler (a travel magazine). Leisure Canada was acquired in May 1998 by Wilton Properties, a Canadian company developing hotel and resort properties in Cuba. From October 1980 through June 1989, Mr. Kerby worked in the financial industry as an investment advisor. Mr. Kerby graduated from York University with a Specialized Honors Economics degree.

Frank D. Orzechowski has served as our Chief Financial Officer, Treasurer, principal accounting officer, principal financial officer, and Corporate Secretary since July 1, 2019. Prior to joining the Company, Mr. Orzechowski served as the Chief Financial Officer of StormHarbour Partners LP, an independent global markets and financial advisory firm since September 2013. From May 2013 to August 2013, Mr. Orzechowski served as a contract Chief Financial Officer for Etouches Inc., a cloud-based event management software company, to assist with financial matters in connection with that company’s planned equity financing. Prior to that, he served as President and Owner/Operator of Four-O Technologies Inc. from August 2009 to December 2012, where he successfully launched and guided operations for two Cartridge World franchise units in Connecticut. From February 2006 to July 2009, Mr. Orzechowski served as President and Chief Financial Officer of Nikko Americas Holding Company Inc., where he was responsible for managing all of the support and infrastructure for that company’s U.S. business, as well as investment manager selection and due diligence functions for its World Series Platform. Mr. Orzechowski began his career at Coopers & Lybrand in 1982, received his CPA certification in 1984 and received his Bachelor of Science in Business Administration with a major in Accounting from Georgetown University in 1982.

Directors

Donald P. Monaco has been the Chairman of the Board of Directors since December 29, 2023. Mr. Monaco has approximately three decades of experience as an international information technology and business management consultant. Mr. Monaco is the founder and owner of Monaco Air Duluth, LLC, a full service, fixed-base operator aviation services business at Duluth International Airport in Duluth, Minnesota, serving airline, military, and general aviation customers since November 2005. Since January 2009, he has been appointed and reappointed by Minnesota Governors to serve as a Commissioner of the Metropolitan Airports Commission in Minneapolis-St. Paul, Minnesota, and currently serves as Chairman of the Operations, Finance and Administration Committee. Mr. Monaco is also the President and Chairman of the Monaco Air Foundation, Treasurer of Honor Flight Northland, Treasurer of the Duluth Aviation Institute, and a member of the Duluth Chamber of Commerce Military Affairs Committee. Mr. Monaco previously worked as an international information technology and business management consultant with Accenture in Chicago, Illinois for 28 years, and as a partner and senior executive for 18 of such years. From August 2011 to January 2023, Mr. Monaco served as a member of the board of directors of NextPlay (known as Monaker prior to June 2020), where he served as chairman of the board of directors from August 2018 to June 2021 and as co-chairman of the board from June 2021 to December 2021. He previously served as a director at Republic Bank in Duluth, Minnesota from May 2015 until October 2019. He also served on the Verus International, Inc., formerly RealBiz Media Group, Inc., board of directors from October 2012 until April 2016, serving as chairman of the board from August 2015 to April 2016. Mr. Monaco holds Bachelor’s and Master’s degrees in Computer Science Engineering from Northwestern University. Our Board of Directors believes that Mr. Monaco is qualified to serve as a member of our Board on the basis of his deep understanding of information technology, early-stage business growth strategies, and business acquisitions, as well as his background and extensive company management and leadership experience.

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Dennis Duitch was appointed to our Board of Directors on August 8, 2017. Mr. Duitch has served as Managing Director of Duitch Consulting Group, a private consulting company, since 2003. Prior to that time, he practiced public accounting, business management, mediation and consultancy nationally, with expertise in strategic and operations management, finance, accounting, strategic planning and business operations for a wide spectrum of companies, including technology, manufacturing and distribution, marketing, real estate, entertainment, and professional practices. He has served in executive officer roles and as a director of public and private companies, not-for-profit organizations, including as Vice-Chairman for Accountants Global Network, and as a top-level advisor for public companies, closely held businesses, families and high-wealth individuals for over thirty years. Mr. Duitch began his career with the international CPA firm Grant Thornton in its Chicago, San Francisco and Beverly Hills offices before founding Duitch & Franklin LLP, which evolved to become one of Southern California’s largest independent CPA/Business Management/Consultancy practices, and which was acquired by a public company in 1998. He subsequently served as President for a consumer products company with direct responsibility for marketing, retail, and fulfillment operations, until forming Duitch Consulting Group in 2003 to serve clients in advisory, C-level, and board of director roles. Mr. Duitch is a Certified Family Business and Estate Advisor, and mediator for matters including partner/stockholder agreements and disputes, business and marital property dissolution, and dysfunctional executive teams and boards of directors. He has lectured extensively in management, financial and accounting areas for the California CPA Foundation, business and professional groups, has instructed at several colleges and universities, and has authored technical articles in management and taxation for regional and national publications. Mr. Duitch earned a B.B.A degree in Accounting from the University of Iowa and a Master of Business Administration in Finance from Northwestern University. Our Board of Directors believes that Mr. Duitch is qualified to serve as a member of the board because of his extensive public accounting experience, which will assist the Board and the Audit Committee in addressing the numerous accounting-related issues, regulations and SEC reporting requirements to which we are subject, as well as his expertise in business management, finance and strategic planning.

Kent Summers was appointed to our Board of Directors on January 18, 2018. Mr. Summers was also appointed to serve as a member of the Company’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Mr. Summers currently divides his time among a number of independent activities which focus on early-stage technology company formation and development strategies, and sales planning and execution needs for emerging- and mid-market technology companies located primarily in the Boston metropolitan area, including: management consultant to private and family-owned businesses; volunteer Mentor and Instructor with the Massachusetts Institute of Technology Venture Mentoring Services program; regular lectures on enterprise, business-to-business sales to company founders and students enrolled at the Massachusetts Institute of Technology Sloan School of Management, the Harvard MBA Program, the Wharton School at the University of Pennsylvania, and a number of domestic and international entrepreneurship support organizations; and consultant to Fellows enrolled in the Harvard Advanced Leadership Initiative. Mr. Summers has served in those roles at various times from 2003 to the present. From 2009 to the present, Mr. Summers has served as the non-executive Chairman of CADNexus, Inc., and from 2017 to the present, as a director and Chairman of the Compensation Committee with iQ3 Connect, Inc. Mr. Summers also currently serves as Chairman, Board of Managers, Massachusetts Materials Technologies LLC. From 2005 to 2017, Mr. Summers served as Managing Partner at Practical Computer Applications, Inc., a Boston-based database consulting and engineering services firm, where he was responsible for sales planning and execution activities. Prior to Practical Computer Applications, from 2001 to 2005, Mr. Summers provided independent merger & acquisition advisory services to support the sale of privately-owned companies. Over a prior 14-year period, Mr. Summers served in leadership roles at several software and internet start-ups, including: Chairman and CEO of Collego Corporation (acquired by MRO Software), founder and CEO of MyHelpDesk, Inc. (acquired by Support.com), founder of PCMovingVan.com (acquired by a PE firm), and Vice President of Marketing at Electronic Book Technologies, Inc. (acquired by INSO Corporation, formerly listed on Nasdaq). Prior to the software industry, Mr. Summers served as Technology Analyst at Electronic Joint Venture Partners LLC and Associate Program Trader on the Options Trading Desk at Bear Stearns & Co. In 1986, Mr. Summers received a BA in English from the University of Houston. Our Board of Directors believes that Mr. Summers is qualified to serve as a member of our Board on the basis of his deep understanding of early-stage business growth strategies, enterprise sales, business acquisitions, as well as his background and extensive company management and leadership experience.

Jacob Brunsberg was appointed to our Board of Directors on April 1, 2022. He was appointed Senior Vice President of Product Management and Strategic Relationships on September 20, 2021, on February 16, 2022, he was named President and Chief Operating Officer, and on April 1, 2022, he was named President and Chief Executive Officer, of the Company. He resigned from his executive roles with the Company on December 29, 2023. Prior to joining the Company, Mr. Brunsberg was a P&L leader for General Electric’s Binder Jet Technology unit, with management responsibility for strategy, development, commercialization, and overall business performance. Mr. Brunsberg holds a Bachelor of Science degree in Material Science and Engineering from the University of Wisconsin-Madison. Our Board of Directors believes that Mr. Brunsberg is qualified to serve as a member of the board because of his experience in leading early-stage growth companies.

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Salvatore Battinelli was appointed to our Board of Directors on August 16, 2017. Mr. Battinelli is currently the President and Chief Executive Officer of Bello e Preciso Co., a manufacturer and wholesaler of Italian-made fashion watches and has served in those roles since early 2017. Prior to joining Bello e Preciso Co., from 2011 to 2013, Mr. Battinelli served as Vice President of Development and Long-Term Strategy of North American Management Corporation, a wealth management firm based in Boston, Massachusetts with over $2 billion in assets under management. From 1987 to 2011, Mr. Battinelli served as Executive Vice President and acting Chief Executive Officer and Chief Operating Officer of Faneuil Hall Associates, Inc., a concierge boutique family office devoted to five interrelated ultra-high net-worth families. Mr. Battinelli’s primary responsibilities while at Faneuil Hall Associates included providing planning and investment advice, the management of approximately 30 asset portfolios and more than 65 individual business entities; and assisting the families in their various business ventures worldwide while working closely with law, accounting and banking functions. During his tenure at Faneuil Hall Associates, Mr. Battinelli served as an executive officer or director for certain of the family-owned entities and successfully managed several portfolio company IPOs, as well as serving as CEO and COO for Designhouse International, a Scandinavian furniture company operating out of Atlanta, Georgia, which was previously listed on NASDAQ in 1983. From 1970 to 1974, Mr. Battinelli served as Audit Manager for Deloitte & Touche (formally Touche Ross), where he specialized in management information systems. From 2002 to 2011, Mr. Battinelli also served as the Chairman of the Board of Directors of HealthLink Europe, BV, a logistics and services company that serves the healthcare industry. Mr. Battinelli is a Certified Public Accountant and received a BS in accounting and an MBA with an emphasis in international economics and accounting, both from Babson College. Our Board of Directors believes that Mr. Battinelli is qualified to serve as a member of the board on the basis of his deep understanding of business acquisitions and sales, as well as his background and extensive company management and integration experience.

EXECUTIVE AND DIRECTOR COMPENSATION

Unless otherwise indicated, share and per share information in this section gives retroactive effect to the 1-for-20 reverse stock split effected on September 22, 2023.

Processes and Procedures for Compensation Decisions

Our Compensation Committee is responsible for the executive compensation programs for our executive officers and reports to our Board of Directors on its discussions, decisions and other actions. Typically, our Chief Executive Officer makes recommendations to our Compensation Committee and is involved in the determination of compensation for the respective executive officers that report to him. Our Chief Executive Officer does not determine his own compensation. Our Chief Executive Officer makes recommendations to our Compensation Committee regarding short- and long-term compensation for all executive officers based on our results, an individual executive officer’s contribution toward these results and performance toward individual goal achievement. Our Compensation Committee then reviews the recommendations and other data and makes decisions (or makes recommendations to the Board) as to total compensation for each executive officer as well as each individual compensation component.

The following table sets forth compensation for services rendered in all capacities to the Company: (i) for each person who served as the Company’s Chief Executive Officer at any time during the past fiscal year and (ii) for our two most highly compensated executive officers, other than our Chief Executive Officer, who were employed with the Company on February 29, 2024 (the foregoing executives are herein collectively referred to as the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($) (1)	Stock Awards ($)		Option Awards ($) (2)	All Other Compensation ($) (1)		Total ($)
Bill Kerby – Chief Executive Officer	2025	400,000	-	-		-	42,000	(3)	442,000
	2025	400,000	-	-		-	42,000	(3)	442,000

Frank Orzechowski - Chief Financial Officer	2025	200,000	-	-		-	-		200,000
	2024	200,000	-	-			109,073	(4)	309,073

Lyndsey North, President	2025	169,697	-	26,760	(5)	-	16,667	(5)	213,124
	2024	200,000	-	-		-	-		200,000

(1)	Actual amounts paid or accrued.

(2)	Includes option awards and stock appreciation rights awards. Stock appreciation rights awards are only payable in cash. As such, no shares of common stock were reserved in connection with the awards since no shares will be issued pursuant to exercise. The Fair Value of option and SARs awards are calculated in accordance with FASB ASC Topic 718. The amount recognized for all awards is calculated using the Black Scholes pricing model. No options or SARs were awarded during the twelve months ended February 28, 2025.

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(3)	In fiscal years 2025 and 2024, we paid Mr. Kerby $24,000 in connection with various personal financial guarantees, and a personal car allowance of $18,000 pursuant to the terms of his employment agreement

(4)	In fiscal year 2024, we paid Mr. Orzechowski a retention bonus of $109,073 pursuant to the terms of his Retention Bonus and Separation Agreement.

(5)	In fiscal year 2025, granted Ms. North 4,000 shares of common stock at $6.69 per share and paid cash severance of $16,667 pursuant to the terms of her separation agreement.

Named Executive Officer Employment Agreements

William Kerby

In connection with this appointment as Chief Executive Officer of Company on December 29, 2023, the Company and Mr. Kerby entered into an employment letter agreement, dated as of December 29, 2023. Under the employment agreement, Mr. Kerby will be entitled to receive an annual base salary of $400,000, which is subject to increase (but not decrease) in the discretion of the Compensation Committee of our Board of Directors based on an annual or special case assessments of his performance and other factors. At the discretion of our Board of Directors, Mr. Kerby will also be eligible to earn a discretionary, annual fiscal end-of-year incentive bonus in an amount of up to 100% of his base annual salary. The exact amount of the incentive bonus will be dependent on the achievement of Company milestones and profitability, and such other milestones as the Board deems appropriate. Mr. Kerby will have the option of receiving some or all of his base annual salary and any incentive bonus in cash or in shares of our common stock valued for this purpose as set forth in his employment agreement and will be eligible to receive equity compensation at the discretion and in an amount to be determined by our Board of Directors.

During his employment, Mr. Kerby will be entitled to an automobile allowance of $1,500 per month and to receive all benefits under any and all deferred compensation plans, retirement plans, life, disability, health, accident and other insurance programs, and similar employee benefit plans and programs, sick leave and vacation time that the Company elects, in its sole discretion, to provide from time to time to its executive officers, and to earn four weeks of paid time off in accordance with the Company’s PTO policy.

Mr. Kerby has entered into various personal guarantees with the Airline Reporting Commission, sellers of travel, merchant providers, financial institutions, associations and service providers for the benefit of NextTrip, in consideration of which the Company agrees in his employment agreement to pay him a $2,000 per month guarantee fee for so long as the employment agreement and the guarantees remain in place. In the event Mr. Kerby resigns for “Good Reason” (as defined in the employment agreement), or his employment is terminated by the Company for any reason, the Company will immediately eliminate any and all guarantees failing which, for each month the guarantees remain in place, the monthly guarantee fee will rise to $10,000 per month after 30 days in the event the Company is unable to assume the guarantees during such 30-day period.

The term of Mr. Kerby’s employment under his employment agreement will continue from month-to-month until terminated by either party with 30 days’ prior written notice, unless sooner terminated in accordance with the terms thereof. Should the Company notice the termination of Mr. Kerby’s employment agreement (other than as a result of death, “Disability” or “Cause,” as defined therein), he will be entitled to payment of an amount equal to 12 months of his base annual salary in a lump sum payment upon termination and the continuation of his health care coverage, at the Company’s expense, for up to 12 months following the termination (collectively, the “Kerby Severance Payments”). In addition, in the event that Mr. Kerby’s agreement is terminated by the Company for any reason within 12 months from the date of closing of the Acquisition, Mr. Kerby will be entitled to receive the Kerby Severance Payments and the Contingent Shares will automatically accelerate and be issuable in full if not yet earned or issued.

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Lyndsey North

On June 17, 2022, we entered into an “at will” employment agreement, with Lyndsey North under which she was engaged to serve as Vice President of Marketing of the Company. As of September 28, 2022, Ms. North was appointed President of the Company. Under the terms of Ms. North’s employment agreement, she was entitled to receive an annual base salary of $155,000, which was increased to $200,000 effective September 28, 2022. Pursuant to the employment agreement, Ms. North was granted 4,000 Stock Appreciation Rights (“SARs”) at an exercise price of $7.00, which will vest over a period of three years, with one-third of the award vesting each year on her employment anniversary date. At the discretion of the Board of Directors, and subject to the achievement of certain performance goals, Ms. North is also eligible for a performance bonus consisting of a cash award of up to 30% of base salary, which was increased to 50% of base salary, and a SAR award of up to 25% of base salary. Ms. North is eligible to participate in the Company’s group benefit plans, including medical, dental, and vision plans, as well as a 401K plan.

Frank D. Orzechowski

On July 1, 2019, we entered into an “at-will” employment agreement, with Frank Orzechowski under which he was engaged to serve as our Chief Financial Officer, Treasurer, Principal Accounting Officer and Corporate Secretary of the Company. Under Mr. Orzechowski’s employment agreement, he was entitled to receive an annual base salary of $135,000, which was increased to $155,000 effective March 1, 2020, which was increased to $180,000 on January 1, 2021, and which was increased to $200,000 on October 1, 2021. Pursuant to the employment agreement, Mr. Orzechowski was granted (i) a stock option to purchase up to 13 shares of common stock of the Company, at an exercise price equal to $280.00 per share, which was the closing market price of the Company’s common stock on July 1, 2019 (the “Orzechowski Effective Date”), and (ii) to purchase up to 300 shares of common stock of the Company, with an exercise price of $280.00, and will vest and become exercisable as follows: 20 shares vested and became exercisable on the one-year anniversary of the Orzechowski Effective Date, 45 shares vested and became exercisable on the second-year anniversary of the Orzechowski Effective Date, 71 shares will vest and become exercisable on the third-year anniversary of the Orzechowski Effective Date, and 164 shares will vest and become exercisable on the fourth-year anniversary of the Orzechowski Effective Date, provided, in each case, that Mr. Orzechowski remains an employee of the Company through such vesting dates. Further, Mr. Orzechowski is eligible to participate in the Company’s 2013 Equity Incentive Plan, and is eligible to receive medical and dental benefits, life insurance, short and long-term disability coverage, and to participate in the Company’s Section 125 cafeteria plan, vision plan and 401K plan.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table sets forth outstanding stock options granted under our 2013 Equity Incentive Plan and SARs under our 2020 Stock Appreciation Rights Plan that are held by our named executive officers as of February 28, 2025:

	Option Awards(1)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Frank Orzechowski(2)	1,750	-	$50.00	6/14/2025
	902	-	$52.60	6/22/2025
	2,429	-	$68.40	8/11/2026
	2,429	-	$68.40	8/11/2026
	717	80	$50.00	7/1/2027
	2,339	270	$50.00	7/1/2027
	3,113	361	$50.00	7/1/2027
	-	4,852	$26.00	7/1/2027
	3,711	-	$11.60	1/25/2028

(1) On June 23, 2020, we adopted the 2020 Stock Appreciation Rights Plan. The Plan provides for incentive awards in the form of SARs payable in cash. No shares of common stock were reserved in connection with the adoption of the Plan since no shares will be issued pursuant to the Plan. Awards issued under the Plan are included in the table.

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(2) On May 28, 2020, we granted Mr. Orzechowski an option to purchase 1,750 shares of our common stock under our 2013 Equity Incentive Plan in connection with his employment arrangement. The option has an exercise price of $50.00, which as of February 28, 2025 was fully vested. On June 23, 2020, pursuant to our 2020 Stock Appreciation Rights Plan, we granted Mr. Orzechowski 902 SARs. The SARs have an exercise price of $52.60 which as of February 28, 2025 were fully vested and exercisable. On August 11, 2021, we granted Mr. Orzechowski an option to purchase 2,429 shares of our common stock under our 2013 Equity Incentive Plan in connection with his employment arrangement. The option has an exercise price of $68.40 and as of February 28, 2025, was fully vested. On August 11, 2021, pursuant to our 2020 Stock Appreciation Rights Plan, we granted Mr. Orzechowski 2,429 SARs. The SARs have an exercise price of $68.40 and as of February 28, 2025, were fully vested and exercisable. On July 1, 2022, we granted Mr. Orzechowski: (i) an option to purchase up to 797 shares of our common stock with an exercise price of $50.00. As of February 28, 2025, 717 were fully vested, and the remaining 80 shares will vest in equal monthly installments over the next five months; (ii) an option to purchase up to 2,609 shares of our common stock with an exercise price of $50.00. As of February 28, 2025, 2,339 shares were fully vested and the remaining 270 shares will vest in equal monthly installments over the next five months; (iii) 3,474 SARs with an exercise price of $50.00. As of February 28, 2025, 3,113 SARs were fully vested and exercisable, and the remaining 361 SARs will vest in equal monthly installments over the next five months; and (iv) 4,852 SARs in connection with his employment retention agreement. The SARs have an exercise price of $26.00 and will vest and become exercisable on March 15, 2025 if Mr. Orzechowski remains an employee of the Company on that date. On January 26, 2023, we granted Mr. Orzechowski an option to purchase up to 3,711 shares of our common stock, with an exercise price of $11.60. As of February 28, 2025, the option was fully vested and exercisable.

Director Compensation

We believe that a combination of cash and equity compensation is appropriate to attract and retain the individuals we desire to serve on our Board of Directors. Our cash compensation policies are designed to encourage frequent and active interaction between directors and our executives both during and between formal meetings as well as compensate our directors for their time and effort. Further, we believe it is important to align the long-term interests of our non-employee directors (i.e., directors who are not employed by us as officers or employees) with those of the Company and its stockholders, and that awarding equity compensation to, and thereby increasing ownership of our common stock by, our non-employee directors is an appropriate means to achieve this alignment. Directors who are also employees of our company do not receive compensation for their service on our Board of Directors.

Under our director compensation program for fiscal year 2025, each non-employee director received annual compensation of $35,000. Also, each non-employee director may be reimbursed for his reasonable expenses incurred in the performance of his duties as a director as our Board of Directors determines from time to time. Our Compensation Committee intends to evaluate our director compensation program and determine whether any changes should be recommended to the Board.

The following table sets forth certain information concerning the compensation paid to non-employee directors in fiscal year 2024 for their services as directors of the Company. The compensation of Mr. Brunsberg, who serves as a director and our former President and Chief Executive Officer, is described in the Summary Compensation Table of Executive Officers. Our non-employee directors do not receive fringe or other benefits.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Donald P. Monaco (1)	35,000	-	35,000
Jacob Brunsberg (2)	35,000	-	35,000
Salvatore Battinelli(3)	35,000	-	35,000
Dennis Duitch(4)	35,000	-	35,000
Kent Summers(5)	35,000	-	35,000

(1)	The fees shown were paid to Mr. Monaco for services as director.
(2)	The fees shown were paid to Mr. Brunsberg for services as director.
(3)	The fees shown were paid to Mr. Battinelli for services as a director.
(4)	The fees shown were paid to Mr. Duitch for services as a director.
(5)	The fees shown were paid to Mr. Summers for services as a director.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Except as described below in this section, since the beginning of our last fiscal year, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were a party other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive Compensation” and “Director Compensation” above:

●	in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

●	in which any director, executive officer, or other stockholder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Related Party Loans to Company

On February 29, 2024, NextTrip Holdings, Inc. (“Holdings”), a wholly owned subsidiary of the Company, issued an unsecured promissory note, in the principal amount of $391,776.54, to William Kerby, to memorialize the terms and conditions of certain working capital advances made by Mr. Kerby to Holdings. The promissory note accrued interest at a rate equal to 7.5% simple interest per annum, and was scheduled to automatically mature and become due and payable in full on February 28, 2025, subject to certain limited exceptions. The promissory note, or any portion thereof, could be prepaid by Holdings without any penalty. Mr. Kerby serves as Chief Executive Officer of both the Company and Holdings. The promissory note was approved by the Board, including all independent members thereof. On December 31, 2024, the full outstanding balance of the note ($321,257) was converted into shares of our Series L Preferred.

On March 18, 2024, Holdings entered into an unsecured promissory note for a line of credit with Donald Monaco and William Kerby, the Company’s Chairman of the Board and Chief Executive Officer, respectively, for the aggregate principal amount of $500,000 with an initial advance of $125,000, provided that the aggregate principal amount of the note does not exceed $500,000 at any time. Under the terms of the note, advances under the line of credit may be made at the Company’s request until August 31, 2024. The note bears an annual interest rate of 7.5% and matures on February 28, 2025, and may be prepaid by the Company at any time prior to maturity without penalty. The promissory note was approved by the Board, including the independent members thereof. On December 31, 2024, $453,743 of the outstanding principal balance of $467,892 was converted into shares of Series L Preferred, and on February 24, 2025, the remaining balance was converted into Series L Preferred. As of April 7, 2025 there is no outstanding principal balance.

On April 23, 2024, the Board approved Holdings to enter into a series of unsecured promissory notes with certain related parties, including investors, directors, officers and employees, who may individually provide funds for the aggregate principal amount of $1,000,000. The notes bear an annual interest rate of 7.5% and shall mature one year from the date of each note’s execution, and may be prepaid by Holdings at any time prior to maturity without penalty. On August 14, 2024, at a joint meeting of the Audit Committee and the Board, the directors unanimously approved an increase in the principal amount of the related party line of credit to $2,000,000 on the same terms and conditions as previously approved. On December 31, 2024, $570,000 of the outstanding principal balance of $1,714,863 was converted into shares of Series L Preferred, and on February 24, 2025, an additional $1,000,000 of the principal balance was converted into Series L Preferred Shares, and $100,000 of the principal balance was converted into Series I Preferred Shares. As of April 7, 2025 the remaining outstanding principal balance of the note is $61,526.

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On May 21, 2024, Holdings issued an unsecured promissory note, in the principal amount of $455,000, to Mr. Monaco. The promissory note accrued interest at a rate equal to 7.5% simple interest per annum, and was scheduled to automatically mature and become due and payable in full on February 28, 2025, subject to certain limited exceptions. The promissory note, or any portion thereof, could be prepaid by Holdings without any penalty. The promissory note was approved by the Board, including the independent members thereof. On December 31, 2024, the full outstanding balance of the note ($405,000) was converted into shares of our Series L Preferred.

The following table summarizes the principal amounts outstanding as of April 7, 2025 by promissory note date and related party:

Promissory Note Date	Name	Title	Principal Amount Outstanding at January 22, 2025
February 29, 2024	William Kerby	Chief Executive Officer	$-

March 18, 2024	William Kerby	Chief Executive Officer	$-
	Donald P. Monaco	Chairman	$-
			$-

April 23, 2024	William Kerby	Chief Executive Officer	$0
	Donald P. Monaco	Chairman	$35,000
	Gregory Miller	Executive Vice-President	$7,616
			$42,616

May 21, 2024	Donald P. Monaco	Chairman	$-

Total			$42,616

The repayment of related party loans, to the extent not limited by any contractual terms, is subject to review and approval by the Audit Committee which consists of independent directors which are not parties to the aforementioned related party loans.

In addition to the funds provided to the Company pursuant to the above promissory notes, Mr. Monaco has advanced $110,000 in short-term funds to cover certain operating expenses of the Company.

Conversion of Deferred Salary to Company Stock

On February 26, 2025, $500,000 of deferred salary owed to Mr. Kerby was converted into 165,562 shares of Series L Preferred at a conversion price of $3.02 per share.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Nevada law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in the right of us, arising out of the person’s services as a director or executive officer, including in connection with the Acquisition and related matters.

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Policies and Procedures for Related Person Transactions

Our Audit Committee is responsible for reviewing and approving, as appropriate, all transactions with related persons (other than compensation-related matters, which should be reviewed by our Compensation Committee), in accordance with its Charter and the Nasdaq marketplace rules. In reviewing and approving any such transactions, our Audit Committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following tables set forth certain information regarding beneficial ownership of our common stock, Series H Preferred and Series I Preferred as of April 7, 2025 (a) by each person known by us to own beneficially 5% or more of the outstanding shares of each class of the outstanding securities, (b) by our named executive officers and each of our directors (and director nominees) and (c) by all executive officers and directors of the Company as a group.

As of April 7, 2025, there were 6,183,525 shares of Company common stock outstanding, 33,000 shares of Series H Preferred outstanding, and 500,442 shares of Series I Preferred outstanding.

In addition to the foregoing, as of April 7, 2025, there were (i) 316 shares of the Company’s Series E Preferred outstanding, which, including accrued dividends thereon, were convertible into an aggregate of 3,380 shares of Company common stock; (ii) 297,788 shares of Series J Preferred outstanding; (iii) 60,595 shares of Series K Preferred outstanding (iv) 1,076,156 shares of Series L Preferred outstanding; (v) 133,278 shares of Series M Preferred outstanding. The Series E, J, K, L, M, N, O and P Preferred do not have any voting rights and therefore are not included in a separate table below.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to stock options, warrants, convertible preferred stock or other rights held by such person that are currently convertible or exercisable or will become convertible or exercisable within 60 days of April 7, 2025 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Common Stock

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
Named Executive Officers and Directors:
William Kerby(2)	1,018,745	16.5%
Lyndsey North(3)	4,000	*
Frank Orzechowski	48	*
Donald P. Monaco(3)	1,147,565	18.3%
Jacob Brunsberg(4)	116,595	1.9%
Salvatore Battinelli(5)	85,978	1.4%
Dennis Duitch(6)	85,664	1.4%
Kent J. Summers(7)	85,626	1.4%
All executive officers and directors as a group (7 persons)(8)	2,083,420	38.36%
5% Stockholders:
David Jiang (9)	621,414	9.9%
Swel5 LLC (1110)	351,014	5.7%

*Less than 1%.

(1)	Based on 6,183,525 shares outstanding at April 7, 2025.

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(2)	Includes 11,386 shares held by Travel and Media Tech, LLC (“TMT”). Mr. Kerby is a 50% member of TMT, and is deemed to beneficially own the shares held by TMT. Mr. Kerby disclaims beneficial ownership of all securities held by TMT in excess of his pecuniary interest, if any.

(3)	Includes (i) 1,733 shares held by Monaco Investment Partners, LP (“MIP”); (ii) 1,049,446 shares held by the Donald P. Monaco Insurance Trust (the “Trust”); and (iii) 11,386 shares held by TMT. Mr. Monaco is the managing general partner of MI Partners, is the trustee of the Trust and is a 50% member of TMT, and as such is deemed to beneficially own the securities held by the MI Partners, Trust and TMT, respectively. Mr. Monaco disclaims beneficial ownership of all securities held by MIP, the Trust and TMT in excess of his pecuniary interest, if any.

(4)	Includes 116,500 shares issuable upon the exercise of stock options.

(5)	Includes (i) 85,000 shares issuable upon the exercise of stock options, (ii) 179 shares issuable upon the conversion of shares of the Company’s Series E Preferred Stock, and (iii) 122 shares issuable upon exercise of Class A Warrants.

(6)	Includes 85,000 shares issuable upon the exercise of stock options.

(7)	Includes 85,000 shares issuable upon the exercise of stock options.

(8)	Includes (i) 456,500 shares issuable upon the exercise of stock options, (ii) 179 shares issuable upon the conversion of the shares of the Company’s Series E Preferred Stock, and (iii) 122 shares issuable upon exercise of Class A Warrants. Excludes shares beneficially owned by Ms. North since her employment terminated on January 6, 2025.

(9)	Includes 35,500 shares issuable upon the conversion of Series I Preferred

Series H Preferred

None of the Company’s officers or directors beneficially own any shares of the outstanding shares of Series H Preferred, and therefore have been excluded from the following table.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
5% Beneficial Owners:
Procopio Cory Hargreaves & Savitch LLP c/o NextTrip, Inc.	33,000	100.0%

(1)	Based on 33,000 shares of Series H Preferred outstanding at April 7, 2025.

Series I Preferred

None of the Company’s officers or directors beneficially own any shares of the outstanding shares of Series I Preferred, and therefore have been excluded from the following table.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
5% Beneficial Owners:
David Jiang c/o NextTrip, Inc.	427,528	85.4%
Greg Miller c/o NextTrip, Inc.	33,000	6.6%

(1)	Based on 500,442 shares of Series I Preferred outstanding at April 7, 2025.

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SELLING STOCKHOLDERS

This prospectus covers the possible resale from time to time by the selling stockholders identified in the table below, including their pledgees, donees, transferees, assigns or other successors in interest, of up to an aggregate of up to 2,067,212 shares of our common stock, which is comprised of: (i) 33,000 shares of common stock issuable upon conversion of the SIS II Preferred Shares; (ii) 220,000 shares of common stock issuable upon exercise of the SIS II Warrants; (iii) 1,370,497 shares of common stock that we may sell and issue to Alumni from time to time pursuant to the Alumni Purchase Agreement; (iv) the 32,786 Initial Commitment Shares issued to Alumni; (v) 176,774 shares of common stock issuable upon exercise of the Alumni Warrants; and (vi) 234,155 shares issuable upon exercise of April 2020 Warrants. Other than the transactions described under the section of this prospectus entitled “The Selling Stockholder Transactions,” the selling stockholders have not had any material relationship with us within the past three years.

The below table sets forth certain information with respect to each selling stockholder, including (a) the shares of our common stock beneficially owned by such selling stockholder prior to this offering, (b) the number of shares of our common stock being offered by such selling stockholder pursuant to this prospectus and (c) such selling stockholder’s beneficial ownership of our common stock after completion of this offering, assuming that all of the shares of common stock covered by this prospectus (but none of the other shares, if any, held by the selling stockholders) are sold to third parties in this offering.

The table is based on information supplied to us by the selling stockholders. Beneficial and percentage ownership is determined in accordance with the rules and regulations of the SEC, which is based on voting or investment power with respect to such shares, and this information does not necessarily indicate beneficial ownership for any other purpose. In accordance with SEC rules, in computing the number of shares beneficially owned by a selling stockholder, shares of common stock subject to derivative securities held by that selling stockholder that are currently exercisable or convertible, or that will be exercisable or convertible within 60 days after April 7, 2025, are deemed outstanding for purposes of such selling stockholder, but not for any other selling stockholder. The selling stockholders’ percentage ownership in the table below is based on 6,183,525 shares of our common stock outstanding as of April 7, 2025.

The selling stockholders may sell all, some or none of their shares of common stock covered by this prospectus. We do not know the number of such shares, if any, that will be offered for sale or otherwise disposed of by any of the selling stockholders. Furthermore, since the date on which we filed this prospectus, the selling stockholders may have sold, transferred or disposed of shares of common stock covered by this prospectus in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution” beginning on page 27.

	Beneficially Owned Before Offering(1)			Shares of Common Stock		Beneficially Owned After Offering(2)
Name of Selling Stockholders	Number		Percentage	Offered Under this Prospectus		Number	Percentage
SIS II(3)	253,000	(4)	3.9%	253,000	(4)	0	0%
Alumni Capital LP(5)	209,560	(6)	3.3%	1,580,057	(7)	0	0%
Iroquois Master Fund Ltd.(8)	65,564		1.1%	65,564		0	0%
Iroquois Capital Investment Group LLC(9)	168,591		2.7%	168,591		0	0%

(1)	Based on 6,183,525 shares of our common stock outstanding as of April 7, 2025, without giving effect to the beneficial ownership limitations included in the Series K Preferred and Warrants held by the selling stockholders.

(2)	Assumes that all of the shares of common stock being registered by this prospectus are resold by the selling stockholders to third parties.

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(3)	The business address of SIS II is 4310 Guion Rd., Indianapolis, IN 46254.

(4)	Consists of (i) 33,000 shares of common stock issuable upon conversion of the SIS II Preferred Shares and (ii) 220,000 shares of common stock issuable upon exercise of the SIS II Warrants. The SIS Preferred Shares may not be converted and the SIS Warrants may not be exercised unless and until the Company obtains stockholder approval to remove the Series K Exchange Cap, and therefore are not currently convertible or exercisable, respectively.

(5)	The business address of Alumni Capital LP is 80 SW 8th Street, 20th Floor, Miami, Florida 33131. The general partner of Alumni Capital LP is Alumni Capital GP LLC. Ashkan Mapar is the manager of Alumni Capital GP LLC and as such has voting and disposition control over the Shares. We have been advised that none of Alumni Capital LP, Alumni Capital GP LLC nor Ashkan Mapar is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer.

(6)	Consists of (i) the 32,786 Initial Commitment Shares and (ii) 176,774 shares of common stock issuable upon exercise of the Alumni Warrants. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares of common stock that Alumni may be required to purchase under the Alumni Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Alumni Purchase Agreement, the satisfaction of which are entirely outside of Alumni’s control, including the registration statement that includes this prospectus becoming and remaining effective. Additionally, pursuant to the Alumni Purchase Agreement, unless and until stockholder approval is obtained, in accordance with Nasdaq Listing Rules, the number of shares that we may sell to Alumni pursuant to the Alumni Purchase Agreement may not exceed 19.99% of the number of shares of our common stock outstanding on September 19, 2024.

(7)	Consists of (i) the 32,786 Initial Commitment Shares, (ii) 176,774 shares of common stock issuable upon exercise of the Alumni Warrants, and (iii) the 1,370,497 shares of common stock being registered hereunder that may be sold and issued to Alumni pursuant to the Alumni Purchase Agreement.

(8)	Iroquois Capital Management L.L.C. is the investment manager of Iroquois Master Fund, Ltd. Iroquois Capital Management, LLC has voting control and investment discretion over securities held by Iroquois Master Fund. As managing members of Iroquois Capital, Kimberly Page and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital Management, LLC in its capacity as investment manager to Iroquois Master Fund Ltd. As a result of the foregoing, Ms. Page and Mr. Abbe may be deemed to be beneficial owners of the securities held by Iroquois Capital Management and Iroquois Master Fund.

(9)	Richard Abbe is the managing member of Iroquois Capital Investment Group LLC. Mr. Abbe has voting control and investment discretion over securities held by Iroquois Capital Investment Group LLC. As such, Mr. Abbe may be deemed to be a beneficial owner of the securities held by Iroquois Capital Investment Group LLC. The address for Iroquois Capital Investment Group LLC is 601 Lexington Avenue, New York, New York 10022.

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PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

●	distributions to members, partners, stockholders or other equity holders of the selling stockholders;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales and settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

27

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements under the Securities Act.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act (it being understood that the selling stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with SIS II to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective until the earlier of: (i) the date on which SIS II has resold or otherwise disposed of all the shares covered by this prospectus and (ii) the date on which the shares of common stock issuable upon conversion of the SIS Preferred and upon exercise of the SIS Warrants that are covered by this prospectus no longer constitute “Registrable Securities” as such term is defined in the Registration Rights Agreement such that they may be resold by SIS II without registration and without regard to any volume or manner-of-sale limitations and without current public information pursuant to Rule 144 under the Securities Act or any other rule of similar effect.

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LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Snell & Wilmer L.L.P., San Diego, California.

EXPERTS

Haynie and Company, the Company’s independent registered public accounting firm, has audited the Company’s financial statements at February 29, 2024 and February 28, 2023, and for the fiscal years then ended, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus and the registration statement of which this prospectus is a part.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

●	Our Annual Report on Form 10-K for the fiscal year ended February 29, 2024, filed with the SEC on September 4, 2024;

●	Our Quarterly Reports on Form 10-Q for the quarters ended (i) May 31, 2024, filed with the SEC on September 16, 2024, (ii) August 31, 2024, filed with the SEC on October 15, 2024, and (iii) November 30, 2024, filed with the SEC on January 14, 2025;

●	Our Current Reports on Form 8-K filed on March 1, 2024, March 12, 2024, March 22, 2024, June 21, 2024, July 19, 2024, September 20, 2024, September 25, 2024, October 8, 2024, December 13, 2024, January 3, 2025, January 10, 2025, January 27, 2025, January 31, 2025, February 26, 2025, February 27, 2025, February 28, 2025, February 28, 2025, March 7, 2025, March 28, 2025, April 4, 2025 and April 7, 2025; and

●	the description of our common stock contained in our registration statement on Form 8-A (File No. 001-38015) filed with the SEC on February 14, 2017, including any amendment or report filed for the purpose of updating such description, and Exhibit 4.15 to the Company’s Annual Report on Form 10-K filed with the SEC on March 24, 2022.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made (i) on or after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to effectiveness of such registration statement, and (ii) on or after the date of this prospectus but prior to the termination of the offering (i.e., until the earlier of the date on which all of the securities registered hereunder have been sold or the registration statement of which this prospectus forms a part has been withdrawn). Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

29

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to:

NextTrip, Inc.

Attention: Corporate Secretary

3900 Paseo del Sol

Santa Fe, New Mexico 87507

You may also access these documents, free of charge, on the SEC’s website at www.sec.gov or on our website at https://investors.nexttrip.com/sec-filings. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus or the registration statement of which this prospectus is a part.

In accordance with Rule 412 of the Securities Act, any statement contained in a document incorporated by reference herein shall be deemed modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

You should rely only on information contained in, or incorporated by reference into, this prospectus and the registration statement of which this prospectus is a part. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference into this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by the selling stockholders hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the securities offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We are subject to the periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available on the website of the SEC referred to above. We also maintain a website at www.nexttrip.com. You may access these materials at our corporate website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our corporate website is not a part of this prospectus and the inclusion of our corporate website address in this prospectus is an inactive textual reference only.

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2,067,212 Shares of Common Stock

PRELIMINARY PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee.

Amount to be Paid
SEC Registration Fee	$	*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Nevada Revised Statutes provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to, our best interests. In a criminal action, the director or officer must not have had reasonable cause to believe his/her conduct was unlawful. Under applicable sections of the Nevada Revised Statutes, advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined the officer or director did not meet the standards.

Our bylaws include an indemnification provision under which we must indemnify any of our directors or officers, or any of our former directors or officers, to the full extent permitted by law. We have also entered into indemnification agreements with each of our directors and officers under which we must indemnify them to the full extent permitted by law. At present, there is no pending litigation or proceeding involving any of our directors or officers for which indemnification is sought, nor are we aware of any threatened litigation that is likely to result in claims for indemnification. We also maintain insurance policies that indemnify our directors and officers against various liabilities, including liabilities arising under the Securities Act, which may be incurred by any director or officer in his or her capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of ours in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Nevada law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of the Company and/or in furtherance of our rights. Additionally, each of our directors may have certain rights to indemnification, advancement of expenses and/or insurance provided by their affiliates, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that the Company’s obligations to those same directors are primary and any obligation of the affiliates of those directors to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

II-1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Certain share and per share data included in this Item 15 has been retrospectively adjusted to reflect the 1-for-20 reverse stock split of our common stock, which was effected on September 22, 2023.

January 2023 Warrant Offering

On January 26, 2023, the Company agreed to issue to a holder of 132 shares of the Company’s outstanding Series D Preferred Stock (the “Series D Shares”) a five-year warrant to purchase up to 11,250 shares of common stock of the Company at an initial exercise price of $11.60 per share, the closing price of the common stock as reported on the Nasdaq Capital Market on such date, which exercise price is subject to adjustment in the event of a stock split, reverse stock split and similar events. The warrant was issued in consideration of the holder’s agreement to convert, in full, the Series D Shares in accordance with their terms into 13,541 shares of common stock, which equates to a conversion price of $11.60 per share.

NextTrip Acquisition - Stock Consideration

On October 13, 2023, the Company entered into a Share Exchange Agreement (as amended, the “Exchange Agreement”) with NextTrip Holdings, Inc. (“NTH”), NextTrip Group, LLC (“NTG”), and William Kerby, as the NTH Representative, pursuant to which, amongst other things, we agreed to acquire NTH in exchange for shares of our common stock, subject to approval of our shareholders (the “Acquisition”).

On December 29, 2023, we completed the Acquisition, pursuant to the terms of the Exchange Agreement, NTH became a wholly-owned subsidiary of the Company and the ongoing business of the Company became the business of NTH. In connection with closing of the Acquisition, we issued to NTG members (the “NTG Sellers”) their pro rata share of an aggregate of 156,007 restricted shares our common stock (the “Closing Shares”), constituting 19.99% of our issued and outstanding shares of common stock immediately prior to closing of the Acquisition. Under the Exchange Agreement, the NTG Sellers will be entitled to receive additional shares of our common stock (the “Contingent Shares,” and together with the Closing Shares, the “Exchange Shares”) upon NTH’s achievement of future milestones, as follows:

Milestone	Date Earned	Contingent Shares
Launch of NTH’s leisure travel booking platform by either (i) achieving $1,000,000 in cumulative sales under its historical “phase 1” business, or (ii) commencement of its marketing program under its enhanced “phase 2” business.	As of a date six months after the closing date	1,450,000 Contingent Shares

Launch of NTH’s group travel booking platform and signing of at least five (5) entities to use the groups travel booking platform.	As of a date nine months from the closing date (or earlier date six months after the closing date)	1,450,000 Contingent Shares

Launch of NTH’s travel agent platform and signing up of at least 100 travel agents to the platform (which calculation includes individual agents of an agency that signs up on behalf of multiple agents).	As of a date 12 months from the closing date (or earlier date six months after the closing date)	1,450,000 Contingent Shares

Commercial launch of PayDelay technology in the NXT2.0 system.	As of a date 15 months after the closing date (or earlier date six months after the closing date)	1,650,000 Contingent Shares, less the Exchange Shares issued at the closing of the Acquisition

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Alternatively, independent of achievement of the foregoing milestones, for each month during the 15-month period following the closing date in which $1,000,000 or more in gross travel bookings are generated by NTH to the extent not previously issued, the Contingent Shares will be issuable in the order indicated above up to the maximum Exchange Shares issuable under the Exchange Agreement. In no event, however, will the Contingent Shares, together with the Closing Shares, exceed 6,000,000 shares of our common stock, subject to adjustment in the event of future stock splits, reverse stock splits and similar events.

On March 26, 2025, the Company issued the NTG Sellers and aggregate of 4,393,993 of the Contingent Shares in satisfaction of the Company’s obligations under the Share Exchange Agreement. As of the date of this registration statement, three of the four business milestones have been achieved, and, on March 26, 2025, were issued to the NTG Sellers. The remaining 1,450,000 Contingent Shares will be eligible for issuance upon the launch of the Company’s Travel Agent platform.

Series G Preferred Stock Issuance

On January 26, 2024, the Company and NextTrip Holdings, Inc., a wholly owned subsidiary of the Company (“NextTrip”), entered into a Perpetual License Agreement (the “License Agreement”) with Promethean TV, Inc. (“Promethean”), pursuant to which Promethean (i) sold NextTrip the code for the Licensed Software (as defined in the License Agreement) and (ii) granted NextTrip an irrevocable, worldwide, perpetual right and non-exclusive license to forever retain and use the code and each executable copy of the Licensed Software for the commercial exploitation by NextTrip in the travel solutions industry, subject to certain limitations set forth in the License Agreement (the “Perpetual License”). The term of the License Agreement shall continue in perpetuity unless and until terminated by either party pursuant to the terms of the License Agreement.

As consideration for the Perpetual License and the other rights granted pursuant to the License Agreement, the Company issued Promethean 100,000 restricted shares of its Series G Convertible Preferred Stock (“Series G Preferred”), and NextTrip waived all past debts to NextTrip previously incurred by Promethean. For a period of six months from the effective date, the Company has the right to repurchase up to fifty percent of the Series G Preferred issued to Promethean, or the shares of Company common stock underlying the Series G Preferred if converted during such period, for $1.00 as consideration for any breaches of representations and warranties or indemnities of Promethean pursuant to certain provisions of the License Agreement. The Company did not exercise its option to repurchase up to 50% of the Series G Preferred Stock, and all such shares were converted to common stock by Promethean on March 15, 2024.

Series H Preferred Stock Issuances

On January 26, 2024, the Company also issued an aggregate of 150,000 shares of Series H Convertible Preferred Stock (the “Series H Preferred”) to two parties in exchange for resolution of certain services, payables and/or other liabilities of the Company.

Series I Preferred Stock and Warrant Issuances

On February 15, 2024, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold an aggregate of $672,500 of the Company’s securities, consisting of (i) 222,680 restricted shares of newly designated Series I Convertible Preferred Stock of the Company (the “Series I Preferred”), and (ii) unregistered warrants to purchase up to 111,340 shares of Company common stock. Each share of Series I Preferred was sold together with one-half of a warrant at a combined price of $3.02. The offering was priced at the “Minimum Price” under Nasdaq Rule 5635(d).

The warrants shall be exercisable on such date that the Company amends its Articles of Incorporation, as amended (the “Charter”), to increase the number of shares of common stock authorized for issuance thereunder by an amount sufficient to issue the shares of common stock issuable upon conversion of the Series I Preferred and Warrants. The Warrants will expire three years following the issuance date and have an exercise price of $3.02 per share.

Umergence LLC (“Umergence”) served as the placement agent for the Company, on a reasonable best-efforts basis, in connection with the offering. As compensation for its services as placement agent, the Company paid Umergence an aggregate cash fee equal to 5.0% of the gross proceeds of the offering.

On October 2, 2024, the Company sold an additional 66,225 shares of Series I Preferred at a price of $3.02 per share. On August 15, 2024 and August 30, 2024, the Company sold an additional 4,967 and 24,834 shares, respectively, of Series I Preferred at a price of $3.02 per share. The aggregate gross proceeds raised under the additional sales of securities in August and October 2024 totaled $290,000.

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Series J Preferred Stock Issuances

On December 31, 2024, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold an aggregate of 297,788 restricted shares of newly designated Series J Nonvoting Convertible Preferred Stock of the Company (the “Series J Preferred”), at a purchase price of $3.02 per share.

The Series J Preferred shall be convertible into the Company’s common stock on such date that the Company obtains stockholder approval to remove its exchange cap.

Series K Preferred Stock, Warrant and Unsecured Promissory Note Issuances

On December 31, 2024, the Company entered into a series of agreements whereby an investor agreed to loan the Company up to $1,000,000 against an unsecured promissory note (the “$1M Note”). The $1M Note is payable in full on the earlier date of one year from issuance or the date the Company completes a financing of $5 million or greater, is unsecured and has no prepayment penalty.

In connection with the $1 million Note, the investor received fifteen percent guaranteed prepaid interest issued in the form of Series K Nonvoting Convertible Preferred Stock of the Company (“Series K Preferred”) as well as 100% warrant coverage, as follows: (1) a warrant exercisable in cash to purchase up to 500,000 shares of common stock (the “Cash Warrant”) and (2) a cashless warrant (the “Cashless Warrant”) to purchase up to 500,000 shares of common stock, each at an exercise price of $4.00 per share for a period of three years which is exercisable six months from the issuance date.

Concurrently, on December 31, 2024, the Company entered into a series of agreements whereby additional investors agreed to loan the Company $220,000 against an unsecured promissory note (the “$220k Note”). The $220k Note has a maturity date of one year from the date thereof, is unsecured and has no prepayment penalty.

In connection with the $220k Note, the investors also received fifteen percent guaranteed prepaid interest issued in the form of Series K Preferred as well as a warrant on to purchase up to 220,000 shares of the Company’s common stock. The warrant has an exercise price of $4.00 per share and is exercisable for a period of three years, beginning on the issuance date. If at the time of any exercise of the warrant, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the shares by the investor, then such investor may elect to exercise up to 50% of the warrant on a cashless basis. In connection with the $220k Note, the Company entered into a registration rights agreement with respect to the shares of common stock underlying the Series K Preferred and Half Cashless Warrant.

Each Series K investor entered into a securities purchase agreement whereby an aggregate of 60,595 restricted shares of Series K Preferred, at a purchase price of $3.02 per share.

The Series K Preferred shall be convertible into the Company’s common stock on such date that the Company obtains stockholder approval to remove the Series K Exchange Cap.

Conversion of Related Party Loans into Series L Preferred Stock

On December 31, 2024, the Company entered into debt conversion agreements (the “Related Party Debt Conversion Agreements”) with its chief executive officer, William Kerby, and chairman of the board, Donald P. Monaco (the “Related Parties”), whereby the Related Parties and the Company agreed to convert $1.75 million in existing unsecured promissory notes owed to the Related Parties for monies advanced to the Company into an aggregate of 579,469 restricted shares of newly designated Series L Nonvoting Convertible Preferred Stock of the Company (the “Series L Preferred”), at a purchase price of $3.02 per share.

The Series L Preferred shall be convertible into the Company’s common stock on such date that the Company obtains stockholder approval to remove the Exchange Cap (as described below), subject to beneficial ownership limitations.

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Series M Preferred Stock Offering and Debt Conversion

On December 31, 2024, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company may issue and sell up to $500,000 of restricted shares of newly designated Series M Nonvoting Convertible Preferred Stock of the Company (the “Series M Preferred”), at a purchase price of $3.02 per share.

In addition, as part of the Series M Preferred offering, on December 31, 2024, the Company entered into a debt conversion agreement (the “Debt Conversion Agreement”) with an existing lender whereby the lender and the Company agreed to convert $350,000 in existing unsecured promissory notes plus accrued interest owed to the lender for monies advanced to the Company into Series M Preferred.

The Series M Preferred shall be convertible into the Company’s common stock on such date that the Company obtains stockholder approval to remove the Exchange Cap (as described below).

Series N Preferred Stock and Warrant Offering

On January 28, 2025, the Company entered into a securities purchase agreement with an accredited investor, pursuant to which the Company issued and sold the purchaser (i) 17,000 restricted shares of newly designated Series N Nonvoting Convertible Preferred Stock of the Company (the “Series N Preferred”) and (ii) warrants to purchase 17,000 shares of Company common stock, at a combined purchase price of $5.00 per share and warrant.

The Series N Preferred shall be convertible into the Company’s common stock on such date that the Company obtains stockholder approval to remove the Exchange Cap (as described below).

Each of the purchase agreements entered into in connection with the Series J Preferred, Series K Preferred, Series L Preferred, Series M Preferred and Series N Preferred transactions include conversion or exercise limitations which provide that the Company shall not issue or sell any shares of common stock pursuant to the conversions of preferred stock or exercises of warrants to the extent that after giving effect thereto, the aggregate number of shares of common stock that would be issued would exceed 19.99% of the shares of common stock outstanding on the date of each such offerings (which number of shares shall be reduced, on a share-for-share basis, by the number of shares of common stock issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by each such separate offering under applicable rules of the Nasdaq Capital Market) (the “Exchange Cap”) unless and until the Company elects to solicit stockholder approval of the issuance of common stock as contemplated by the purchase agreements and the stockholders of the Company have in fact approved such issuance in accordance with the applicable rules and regulations of the Nasdaq Capital Market.

Common Stock Issuances for Services

In July and August 2024, the Company issued a total of 42,709 shares of common stock valued at $3.02 per share, to Dooya Media Group, Inc. as partial compensation for services provided in connection with the launch of the Compass.TV FAST channel.

On October 25, 2024, the Company issued 8,065 shares of common stock valued at $3.10 per share to FSA Travel LLC in connection with executing a non-binding Letter of Intent to acquire a majority ownership interest in the company.

On January 29, 2025, the Company issued 4,000 shares of common stock valued at $6.69 to the former President of the Company pursuant to the terms of her Separation Agreement.

Alumni Common Stock Purchase Agreement

On September 19, 2024, the Company entered into a Common Stock Securities Purchase Agreement (the “Common Stock SPA”) with Alumni Capital LP (the “Investor”). Pursuant to the Common Stock SPA, the Company has the right, but not the obligation to cause Investor to purchase up to $10 million of Common Stock (the “Commitment Amount”) at the Purchase Price (defined below) during the period beginning on the execution date of the Common Stock SPA and ending on the earlier of (i) the date on which Investor has purchased $10 million in Common Stock pursuant to the Common Stock SPA or (ii) December 31, 2025.

In consideration for the Investor’s execution and delivery of, and performance under, the Common Stock SPA, the Company issued to the Investor 32,786 common shares, which was equal to one percent (1.00%) of the Commitment Amount divided by the VWAP for the Common Stock for the business day prior to September 19, 2024.

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Securities Purchase Agreement – Note and Warrants

On the September 19, 2024, the Company also entered into a securities purchase agreement (the “Note & Warrant SPA”) with Investor for the sale of a short-term promissory note (“Alumni Note”) and warrants (“Alumni Warrants”) to Investor for total consideration of $250,000. In conjunction with the issuance of the Alumni Note to the Investor, the Company also issued Warrants to purchase 96,774 shares of common stock at a price per share of $3.10, which represents 100% warrant coverage on the principal amount of the Alumni Note. The Warrants are exercisable on or prior to the five (5) year anniversary of the Effective Date.

On April 1, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (the “Investor”) for the sale of a short-term promissory note (the “Alumni Note 2”) and warrants (“Alumni Warrants 2”) to Investor for total consideration of $300,000. The Note is in the principal amount of $360,000 with an original issue discount of $60,000 and guaranteed interest on the principal amount of ten percent (10%) per annum, which shall be due and payable on July 1, 2025 (the “Maturity Date”). In the event of a failure to re-pay the Note on or before the Maturity Date, the interest rate will increase to the lesser of twenty-two percent (22%) per annum or the maximum amount permitted under law from the due date thereof until the same is paid. The Note is convertible into shares of common stock of the Company (“Common Stock”) only upon an event of default.

The Alumni Warrants 2 were issued to purchase 80,000 shares of Common Stock at a price per share of $4.50, which represents 100% warrant coverage on the principal amount of the Alumni Note 2. The Alumni Warrants 2 are exercisable on or prior to the five (5) year anniversary of the Effective Date.

Five Star Acquisition

On February 6, 2025, the Company entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with FSA Travel, LLC (“FSA”), John McMahon, as Majority Member, and the other members of FSA included on the signature page thereto (Mr. McMahon together with such other members, collectively the “FSA Members”). Pursuant to the Purchase Agreement, on February 10, 2025 (the “Initial Closing Date”), NextTrip purchased 9,608 membership units of FSA (equal to a 49% ownership stake in FSA immediately after closing) (the “Initial Interests”) in exchange for NextTrip’s (i) payment of $500,000 in cash and (ii) issuance of 161,291 shares of newly designated Series O Nonvoting Convertible Preferred Stock of the Company (“Series O Preferred”) to FSA.

Blue Fysh Share Exchange

On February 24, 2025, the Company and Blue Fysh Holdings Inc. (“Blue Fysh”) entered into a share exchange agreement (the “Share Exchange Agreement”) whereby Blue Fysh agreed to issue 117 restricted shares of its common stock to the Company, representing a ten percent (10%) interest in Blue Fysh, in exchange for 483,000 restricted shares of Series N Nonvoting Convertible Preferred Stock (the “Series N Preferred”) of the Company at an issuance price of $5.00 per share (the “Share Exchange”).

JOURNY Acquisition

On April 1, 2025, the Company entered into an asset purchase agreement (the “Purchase Agreement”) with Ovation LLC (“Ovation”), pursuant to which the Company purchased assets, including without limitation trademarks, domains, apps and certain agreements, and assumed certain liabilities related to Ovation’s JOURNY business (the “JOURNY Acquisition”). JOURNY is an established adventure and travel-themed direct streaming Free Ad-Supported Streaming TV (“FAST”) channel (the “JOURNY Channel”), which curates immersive programming centered on exploration and global culture. The Company’s acquisition of the JOURNY assets is intended to enhance the Company’s content portfolio, expand its advertising reach and strengthen its existing Compass.tv platform. The JOURNY Acquisition closed on April 1, 2025.

Pursuant to the Purchase Agreement, as consideration for the JOURNY Acquisition, the Company paid Ovation $300,000 in cash at closing and issued Ovation 20,000 restricted shares of Company common stock.

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Q1 2025 Issuances

From January 10, 2025 through March 7, 2025, the Company has sold and issued an aggregate of 176,794 unregistered shares of common stock pursuant to various agreements. Information regarding each of such issuances is set forth below.

●	On January 29, 2025, the Company issued 4,000 restricted shares of common stock, at a price per share of $6.69, to a former employee pursuant to a separation agreement entered into with such employee.

●	On February 26, 2025, the Company issued 60,000 restricted shares of common stock, at a price per share of $3.89, to a contractor as compensation for investor relations and business development services.

●	On March 3, 2025, the Company issued an aggregate of 105,000 restricted shares of common stock, at a price per share of $3.96, to various contractors as compensation for investor relations and business development services.

●	On March 6, 2025, the Company issued 185 restricted shares of common stock as a dividend payment to the holder of the outstanding shares of the Company’s Series M Nonvoting Convertible Preferred Stock.

●	On March 6, 2025, the Company issued an aggregate of 7,609 restricted shares of common stock as a dividend payment to the holders of the outstanding shares of the Company’s Series L Nonvoting Convertible Preferred Stock, which holders consisted of William Kerby, the Company’s Chief Executive Officer, and Donald Monaco, chairman of the Company’s board of directors.

On February 24, 2025, the Company entered into a securities purchase agreement (the “Series I Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company issued and sold an aggregate of 341,126 restricted shares of Series I Convertible Preferred Stock of the Company (the “Series I Preferred”) to the Purchasers at a purchase price of $3.02 per share (the “Series I Offering”).

On February 24 2025, the Company entered into a debt conversion agreement (the “Miller Debt Conversion Agreement”) with Greg Miller, an independent contractor of the Company, whereby Mr. Miller and the Company agreed to convert $100,000 in deferred salary owed to Mr. Miller into 33,113 shares of Series I Preferred, at a conversion price of $3.02 per share, and a warrant to purchase 33,113 shares of common stock (the “Miller Warrant”). The Miller Warrant has an exercise price of $4.00 per share, becomes exercisable six months from the issuance date (subject to stockholder approval of removal of the Exchange Cap), and shall expire three years from the initial exercise date (August 24, 2028).

On February 24, 2025, the Company entered into debt conversion agreements (the “Related Party Debt Conversion Agreements”) with its chief executive officer, William Kerby, and chairman of the board, Donald P. Monaco (the “Related Parties”), whereby the Related Parties and the Company agreed to convert $500,000 in deferred salary (Mr. Kerby) and $1.0 million in existing unsecured promissory notes owed for monies advanced to the Company (Mr. Monaco), respectively, into an aggregate of 496,687 restricted shares of Series L Nonvoting Convertible Preferred Stock of the Company (the “Series L Preferred”) at a conversion price of $3.02 per share.

On February 26, 2025, the Company entered into an Equity Investment Agreement (the “Series P Purchase Agreement”) with AOS Holdings LLC (“AOS”), pursuant to which the Company issued and sold to AOS (i) 93,750 restricted shares of Series P Nonvoting Convertible Preferred Stock of the Company (the “Series P Preferred”), (ii) a warrant exercisable in cash to purchase up to 375,000 shares of common stock (the “Cash Warrant”), and (iii) a warrant exercisable in either cash or via cashless exercise (the “Cashless Warrant”) to purchase up to 375,000 shares of common stock, for a combined purchase price of $4.00 per share and warrants (the “Series I Offering”). The Cash Warrant and Cashless Warrant each have an exercise price of $6.00 per share (subject to the cashless option for the Cashless Warrant), become exercisable six months from the issuance date (subject to stockholder approval of removal of the Exchange Cap), and shall expire five years from the initial exercise date (August 26, 2030).

On February 26, 2025, the Company entered into a Debt Exchange Agreement (the “AOS Debt Exchange Agreement”) with AOS whereby AOS and the Company agreed to convert $1,000,000 owed to AOS under an existing unsecured promissory note owed for monies advanced to the Company into 250,000 shares of Series P Preferred at a conversion price of $4.00 per share.

AOS Consulting Agreement

On February 26, 2025, AOS and the Company entered into a consulting agreement whereby AOS agreed to provide business development, strategic consulting and lead generation services (for Groups Travel) to the Company (the “Services”) for a period of twenty-four months (the “AOS Consulting Agreement”). The AOS Consulting Agreement may be terminated by either party upon 30 days’ advance written notice.

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As consideration for the Services, AOS was issued 60,000 shares of common stock of the Company and a warrant to purchase 375,000 shares of common stock (the “AOS Consulting Warrant”). The Consulting Warrant has an exercise price of $6.00 per share (subject to a cashless exercise option), becomes exercisable six months from the issuance date (subject to stockholder approval of removal of the Exchange Cap), and shall expire five years from the initial exercise date (August 26, 2030).

Applicable Exemptions

Except as otherwise indicated above, no underwriters were used in the foregoing transactions, and no discounts or commissions were paid for the transactions described in this item. All sales of securities described in this item were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

The registrant has filed the exhibits listed on the accompanying Exhibit Index of this registration statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) Consists of (i) the 32,786 Initial Commitment Shares and (ii) 96,774 shares of common stock issuable upon exercise of the Alumni Warrants;

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and;

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(5) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit Number	Description

2.1†	Share Exchange Agreement dated as of October 12, 2023 among Sigma Additive Solutions, Inc., NextTrip Holdings, Inc., NextTrip Group, LLC and the NextTrip Representative (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated October 13, 2023 and incorporated herein by reference).
2.2†

Membership Interest Purchase Agreement, by and among NextTrip, Inc., FSA Travel, LLC, John McMahon, as Majority Member, and the other Signatories thereto, dated February 6, 2025 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated February 11, 2025 and incorporated herein by reference).

2.3	Asset Purchase Agreement by and between the Company and Ovation, LLC, dated April 1, 2025 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated April 7, 2025 and incorporated herein by reference).
3.1	Amended and Restated Articles of Incorporation of the Company, as amended (previously filed by the Company as Exhibit 3.1 to the Company’s Form 10-K filed on March 24, 2022 and incorporated herein by reference).
3.2	Certificate of Amendment to Amended and Restated Articles of Incorporation, as amended (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 12, 2022, and incorporated herein by reference).
3.3	Amended and Restated Bylaws of the Company, as amended. (filed by the Company as Exhibit 3.12 to the Company’s Form 10-K, filed on March 24, 2021, and incorporated herein by reference).
3.4	Amendment No. 3 to Amended and Restated By-Laws of Sigma Additive Solutions, Inc. (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 16, 2022, and incorporated herein by reference).
3.5	Certificate of Change (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed September 22, 2023 and incorporated herein by reference).
3.6	Certificate of Designation of Series F Convertible Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed January 9, 2024 and incorporated herein by reference).
3.7	Certificate of Designation of Series G Convertible Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed January 30, 2024 and incorporated herein by reference).
3.8	Certificate of Designation of Series H Convertible Preferred Stock (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed January 30, 2024 and incorporated herein by reference).
3.9	Certificate of Designation of Series I Convertible Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed February 22, 2024 and incorporated herein by reference).
3.10	Certificate of Amendment, effective as of March 13, 2024 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed March 12, 2024 and incorporated herein by reference).
3.11	Certificate of Designation of Series J Nonvoting Convertible Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed January 3, 2025 and incorporated herein by reference).
3.12	Certificate of Designation of Series K Nonvoting Convertible Preferred Stock (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed January 3, 2025 and incorporated herein by reference).
3.13	Certificate of Designation of Series L Nonvoting Convertible Preferred Stock (filed as Exhibit 3.3 to the Company’s Current Report on Form 8-K filed January 3, 2025 and incorporated herein by reference).
3.14	Certificate of Designation of Series M Nonvoting Convertible Preferred Stock (filed as Exhibit 3.4 to the Company’s Current Report on Form 8-K filed January 3, 2025 and incorporated herein by reference).
3.15	Certificate of Designation of Series N Nonvoting Convertible Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed January 31, 2025 and incorporated herein by reference).
3.16	Certificate of Designation of Series O Nonvoting Convertible Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed February 11, 2025 and incorporated herein by reference).
3.17	Withdrawal of Certificate of Designation of Series A Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 27, 2025 and incorporated herein by reference).
3.18	Withdrawal of Certificate of Designation of Series B Preferred Stock (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on February 27, 2025 and incorporated herein by reference).
3.19	Withdrawal of Certificate of Designation of Series C Preferred Stock (filed as Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on February 27, 2025 and incorporated herein by reference).
3.20	Withdrawal of Certificate of Designation of Series D Preferred Stock (filed as Exhibit 3.4 to the Company’s Current Report on Form 8-K filed on February 27, 2025 and incorporated herein by reference).
3.21	Withdrawal of Certificate of Designation of Series G Preferred Stock (filed as Exhibit 3.5 to the Company’s Current Report on Form 8-K filed on February 27, 2025 and incorporated herein by reference).
3.22	Amendment to Certificate of Designation of Series I Convertible Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
3.23	Amendment to Certificate of Designation of Series L Nonvoting Convertible Preferred Stock (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
3.24	Certificate of Designation of Series P Nonvoting Convertible Preferred Stock (filed as Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
4.1	Form of Common Stock Purchase Warrant (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed April 6, 2018, and incorporated herein by reference).
4.2	Form of Placement Agent Warrants (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed April 6, 2018, and incorporated herein by reference).
4.3	Form of Common Stock Purchase Warrant (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 26, 2018, and incorporated herein by reference).
4.4	Form of Common Stock Purchase Warrant (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 14, 2019, and incorporated herein by reference).
4.5	Form of Unit Purchase Option (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed March 14, 2019, and incorporated herein by reference).

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4.6	Form of Common Stock Purchase Warrant (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 8, 2019, and incorporated herein by reference).
4.7	Form of Placement Agent Warrant (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed May 8, 2019, and incorporated herein by reference).
4.8	Form of Institutional Common Warrant (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed January 30, 2020, and incorporated herein by reference).
4.9	Form of Class A Warrant (filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed January 30, 2020, and incorporated herein by reference).
4.10	Form of Common Stock Purchase Warrants (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 3, 2020, and incorporated herein by reference).
4.11	Form of Underwriter Common Stock Purchase Warrant (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 12, 2021, and incorporated herein by reference).
4.12	Form of Warrant to Purchase Common Stock (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed January 12, 2021, and incorporated herein by reference).
4.13	Form of Warrant to Purchase Common Stock (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 30, 2021, and incorporated herein by reference).
4.14	Form of Placement Agent Warrant (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed March 30, 2021, and incorporated herein by reference).
4.15	Warrant to Purchase Common Stock issued January 26, 2023 (filed as Exhibit 4.15 to the Company’s Annual Report on Form 10-K filed on March 30, 2023 and incorporated herein by reference).
4.16	Form of Warrant (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated February 22, 2024 and incorporated herein by reference).
4.17	Warrant by and between the Company and Alumni Capital LP, dated September 19, 2024 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated September 25, 2024 and incorporated herein by reference).
4.18	Form of Third-Party Investor Warrant Form of Third-Party Investor Promissory Note (filed as Exhibit 10.39 to the Company’s S-1/A Registration Statement filed December 16, 2024 and incorporated herein by reference).
4.19	Form of Cash Warrant, dated December 31, 2024 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
4.20	Form of Cashless Warrant, dated December 31, 2024 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
4.21	Form of Half Cashless Warrant, dated December 31, 2024 (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
4.22	Form of Warrant, dated January 28, 2025 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 31, 2025, and incorporated herein by reference).
4.23	Warrant to Purchase Common Stock issued to Greg Miller, dated as of February 24, 2025 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
4.24	Warrant to Purchase Common Stock (Cash) issued to AOS Holdings, LLC, dated as of February 26, 2025 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
4.25	Warrant to Purchase Common Stock (Cashless) issued to AOS Holdings, LLC, dated as of February 26, 2025 (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
4.26	Warrant to Purchase Common Stock issued to AOS Holdings, LLC, dated as of February 26, 2025 (filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
4.27	Warrant by and between the Company and Alumni Capital LP, dated April 1, 2025 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 4, 2025 and incorporated herein by reference).
5.1*	Opinion of Snell & Wilmer LLP.
10.1	Form of Nonqualified Stock Option Agreement (previously filed by the Company as Exhibit 10.4 to the Company’s Form 10-K, filed on April 1, 2019, and incorporated herein by reference) #
10.2	Form of Incentive Stock Option Agreement (filed as Exhibit 4.3 to the Company’s Form S-8 Registration Statement, filed on July 24, 2014, and incorporated herein by reference). #
10.3	Form of Restricted Stock Agreement (previously filed by the Company as Exhibit 10.6 to the Company’s Form 10-K, filed on April 1, 2019, and incorporated herein by reference).
10.4	Form of Indemnification Agreement for directors and officers of Sigma Labs, Inc. (filed as Exhibit 10.12 to the Company’s Registration Statement on Form S-1, filed on July 28, 2016, and incorporated herein by reference). #
10.5	Securities Purchase Agreement, dated as of April 6, 2018, between Sigma Labs, Inc. and the Purchasers thereunder (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 6, 2018 and incorporated herein by reference).
10.6	Securities Purchase Agreement, dated as of May 7, 2019, between the Company and the Purchaser (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 8, 2019, and incorporated herein by reference).
10.7	Employment letter agreement, effective as of July 1, 2019, between the Company and Frank D. Orzechowski. (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed August 14, 2019, and incorporated herein by reference) #
10.8	Securities Purchase Agreement (Institutional Investors) (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed January 27, 2020, and incorporated herein by reference).

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10.9	Registration Rights Agreement (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed January 27, 2020, and incorporated herein by reference).
10.10	Securities Purchase Agreement (Other Investors) (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed January 27, 2020, and incorporated herein by reference).
10.11	Private Placement Agreement (filed as Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed January 27, 2020, and incorporated herein by reference).
10.12	Securities Purchase Agreement, dated as of April 2, 2020, between the Company and Purchasers (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 3, 2020, and incorporated herein by reference).
10.13	Sigma Labs, Inc. 2020 Stock Appreciation Rights Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 29, 2020 and incorporated herein by reference). #
10.14	Form of Stock Appreciation Rights Agreement (Employees; 2020 Stock Appreciation Rights Plan) (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 29, 2020 and incorporated herein by reference). #
10.15	Form of Stock Appreciation Rights Agreement (Non-employee Directors; 2020 Stock Appreciation Rights Plan) (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed June 29, 2020 and incorporated herein by reference).
10.16	Form of Waiver (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 12, 2021, and incorporated herein by reference).
10.17	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 30, 2021, and incorporated herein by reference).
10.18	2021 and 2022 Corporate Goals – Cash and Equity Incentive Plan, dated June 10, 2021 (filed as an exhibit to the Company’s Current Report on Form 8-K filed June 15, 2021, and incorporated herein by reference). #
10.19	2022 Corporate Goals – Cash and Equity Incentive Plan, dated July 1, 2023 (filed as an exhibit to the Company’s Current Report on Form 8-K filed July 8, 2022, and incorporated herein by reference). #
10.20	Sigma Additive Solutions, Inc. 2013 Equity Incentive Plan, as Amended (filed as Exhibit 99.1 to the Company’s Form S-8 Registration Statement, filed on October 19, 2022 and incorporated herein by reference). #
10.21	Sigma Labs, Inc. 2021 Employee Stock Purchase Plan (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 16, 2021 and incorporated herein by reference). #
10.22	Retention Bonus and Change in Control Agreement, dated as of January 26, 2023, entered into by Sigma Additive Solutions, Inc. and Jacob Brunsberg (filed as Exhibit 10.30 to the Company’s Annual Report on Form 10-K filed on March 30, 2023 and incorporated herein by reference). #
10.23	Retention Bonus and Change in Control Agreement, dated as of January 26, 2023, entered into by Sigma Additive Solutions, Inc. and Frank Orzechowski (filed as Exhibit 10.31 to the Company’s Annual Report on Form 10-K filed on March 30, 2023 and incorporated herein by reference). #
10.24	At-The-Market Sales Issuance Agreement dated August 14, 2023 between Sigma Additive Solutions, Inc. and Lake Street Capital Markets, LLC (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on August 14, 2023 and incorporated herein by reference).
10.25	Asset Purchase Agreement dated as of October 6, 2023 between Sigma Additive Solutions, Inc. and Divergent Technologies, Inc. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 13, 2023 and incorporated herein by reference).
10.26	Separation Agreement, between Sigma Additive Solutions and Jacob Brunsberg, dated November 22, 2023 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 24, 2023 and incorporated herein by reference). #
10.27	Separation Agreement, between Sigma Additive Solutions and Frank Orzechowski, dated November 22, 2023 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 24, 2023 and incorporated herein by reference). #
10.28	2023 Equity Incentive Plan (filed as Annex D to the Company’s Definitive Proxy Statement on Schedule 14A filed on December 1, 2023 and incorporated herein by reference). #
10.29	Employment letter agreement dated December 29, 2023 between Sigma Additive Solutions, Inc. and William Kerby (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 3, 2024 and incorporated herein by reference). #

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10.30	Perpetual License Agreement, by and among the Company, NextTrip Holdings, Inc. and Promethean TV, Inc., dated as of January 26, 2024 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 30, 2024 and incorporated herein by reference).
10.31	Form of Securities Purchase Agreement, dated as of February 15, 2024 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 22, 2024 and incorporated herein by reference).
Unsecured Promissory Note by and between NextTrip Holdings, Inc. and William Kerby, dated as of February 29, 2024 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 1, 2024 and incorporated herein by reference).
10.32	Unsecured Line of Credit Promissory Note by and between NextTrip Holdings, Inc. and William Kerby and Donald Monaco, dated as of March 18, 2024 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 22, 2024 and incorporated herein by reference).
10.33	Securities Purchase Agreement by and between the Company and Alumni Capital LP, dated September 19, 2024 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 25, 2024 and incorporated herein by reference).
10.34	Promissory Note by and between the Company and Alumni Capital LP, dated September 19, 2024(filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed September 25, 2024 and incorporated herein by reference).
10.35	Securities Purchase Agreement by and between the Company and Alumni Capital LP, dated September 19, 2024 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed September 25, 2024 and incorporated herein by reference).
10.36	Form of Related Party Unsecured Promissory Note (filed as Exhibit 10.36 to the Company’s S-1/A Registration Statement filed December 16, 2024 and incorporated herein by reference).
10.37	Form of First Amendment to Unsecured Line of Credit Promissory Note (filed as Exhibit 10.37 to the Company’s S-1/A Registration Statement filed December 16, 2024 and incorporated herein by reference).
10.38	Form of Third-Party Investor Promissory Note (filed as Exhibit 10.38 to the Company’s S-1/A Registration Statement filed December 16, 2024 and incorporated herein by reference).
10.39	Forbearance Agreement dated as of December 9, 2024 by and between NextTrip Holdings, Inc. and NextTrip, Inc. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 13, 2024 and incorporated herein by reference).
10.40	Form of Series J Preferred Stock Securities Purchase Agreement, dated as of December 31, 2024 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
10.41	Form of Series K Preferred Stock Securities Purchase Agreement, dated as of December 31, 2024 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
10.42	Form of Series M Preferred Stock Securities Purchase Agreement, dated as of December 31, 2024 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
10.43	Form of Related Party Debt Conversion Agreement, dated as of December 31, 2024 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
10.44	Form of Debt Conversion Agreement, dated as of December 31, 2024 (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
10.45	Unsecured Promissory Note, dated as of December 31, 2024 (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
10.46	Unsecured Promissory Note, dated as of December 31, 2024 (filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
10.47	Registration Rights Agreement, dated as of December 31, 2024 (filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed January 3, 2025, and incorporated herein by reference).
10.48	Amendment No. 1 to Forbearance Agreement, dated as of January 31, 2025, by and between NextTrip Holdings, Inc. and NextTrip, Inc. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 31, 2025, and incorporated herein by reference).
10.49	Form of Series N Preferred Stock Securities Purchase Agreement, dated as of January 28, 2025 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed January 31, 2025, and incorporated herein by reference).
10.50	Share Exchange Agreement by and between the Company and Blue Fysh Holdings, Inc., dated February 24, 2025 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 27, 2025 incorporated herein by reference).
10.51	Form of Series I Preferred Stock Securities Purchase Agreement, dated as of February 24, 2025 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
10.52	Debt Conversion Agreement, dated as of February 24, 2025, by and between the Company and Greg Miller (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
10.53	Related Party Debt Conversion Agreement, dated as of February 24, 2025, by and between the Company and William Kerby (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
10.54	Related Party Debt Conversion Agreement, dated as of February 24, 2025, by and between the Company and Donald P Monaco (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
10.55	Equity Investment Agreement, dated as of February 26, 2025, by and between AOS Holdings LLC and the Company (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
10.56	Debt Exchange Agreement, dated as of February 26, 2025, by and between AOS Holdings LLC and the Company (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
10.57	Consulting Agreement, dated as of February 26, 2025, by and between AOS Holdings LLC and the Company (filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on February 28, 2025 and incorporated herein by reference).
10.58	Securities Purchase Agreement by and between the Company and Alumni Capital LP, dated April 1, 2025 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 4, 2025 and incorporated herein by reference).
10.59	Promissory Note by and between the Company and Alumni Capital LP, dated April 1, 2025 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 4, 2025 and incorporated herein by reference).
10.60	License Agreement by and between the Company and Ovation, LLC, dated April 1, 2025 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 7, 2025 and incorporated herein by reference).
23.1*	Consent of Haynie & Company.
23.2*	Consent of Snell & Wilmer LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to the Registration Statement).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Filing Fee Table.

#	Indicates a management contract or compensatory plan or arrangement.
*	To be filed by amendment.
†	Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm if publicly disclosed.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Fe, State of New Mexico, on             2025.

NEXTTRIP, INC.

By:
William Kerby
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William Kerby and Frank Orzechowski, and each of them, as his true and lawful attorneys-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

	Chief Executive Officer	, 2025
William Kerby	(Principal Executive Officer)

	Chief Financial Officer	, 2025
Frank Orzechowski	(Principal Financial and Accounting Officer)

	Chair of the Board of Directors	, 2025
Donald P. Monaco

	Director	, 2025
Salvatore Battinelli

	Director	, 2025
Jacob Brunsberg

	Director	, 2025
Dennis Duitch

	Director	, 2025
Kent Summers

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